     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1995
                                                       REGISTRATION NO. 33-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                            ANTHONY INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                       95-2077125
        (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                           4900 SOUTH EASTERN AVENUE
                         LOS ANGELES, CALIFORNIA 90040
                                 (213) 724-2800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

              B.I. FORESTER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ANTHONY INDUSTRIES, INC.
                           4900 SOUTH EASTERN AVENUE
                         LOS ANGELES, CALIFORNIA 90040
                                 (213) 724-2800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

           ROBERT A. CANTONE, ESQ.                         ROBERT B. KNAUSS, ESQ.
    PROSKAUER ROSE GOETZ & MENDELSOHN LLP                  MUNGER, TOLLES & OLSON
                1585 BROADWAY                              355 SOUTH GRAND AVENUE
          NEW YORK, NEW YORK 10036                   LOS ANGELES, CALIFORNIA 90071-1560

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

       TITLE OF EACH                                PROPOSED      PROPOSED MAXIMUM
    CLASS OF SECURITIES         AMOUNT TO BE    MAXIMUM OFFERING      AGGREGATE        AMOUNT OF
    TO BE REGISTERED(1)          REGISTERED    PRICE PER SHARE(2) OFFERING PRICE(2) REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------
Common Stock, par value $1      4,600,000(3)         $16.25          $74,750,000        $25,776

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) This Registration Statement also covers a total of 4,600,000 Preferred Stock Purchase Rights, which are currently transferable with and only with the shares of Common Stock registered hereby.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee.
(3) Includes shares issuable upon exercise of the Underwriters' over-allotment option.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                              DATED APRIL 27, 1995
PROSPECTUS

4,000,000 SHARES

ANTHONY INDUSTRIES, INC.

                                              [LOGO OF ANTHONY INDUSTRIES, INC.]

COMMON STOCK
($1 PAR VALUE)

All of the shares of Common Stock of Anthony Industries, Inc. ("Anthony" or the "Company") offered hereby are being sold by the Company.

The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "ANT." On April 26, 1995, the last reported sale price per share of the Common Stock, as reported by the New York Stock Exchange, was $16.375.

PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "CERTAIN INVESTMENT CONSIDERATIONS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                           PRICE TO            UNDERWRITING        PROCEEDS TO
                                           PUBLIC              DISCOUNT            COMPANY (1)
Per Share................................. $                   $                   $
Total (2)................................. $                   $                   $

- --------------------------------------------------------------------------------
(1) Before deducting offering expenses payable by the Company estimated at
    $          .
(2) The Company has granted to the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $     , $      and
    $     , respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York,
or through the facilities of The Depository Trust Company, on or about     ,
1995.

SALOMON BROTHERS INC

                             A.G. EDWARDS & SONS, INC.

                                                               SMITH BARNEY INC.

The date of this Prospectus is       , 1995.

                              [GRAPHIC MATERIAL]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              [GRAPHIC MATERIAL]



                                      2A

                              [GRAPHIC MATERIAL]




                                      2B

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), pertaining to the Common Stock covered by this Prospectus. This Prospectus omits certain information and exhibits included in that Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Room 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol: ANT), and reports and information concerning the Company can be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are by this reference incorporated in and made a part of this
Prospectus:

  (1) the Annual Report on Form 10-K for the year ended December 31, 1994 including the portions of the Company's proxy statement dated April 10, 1995 incorporated by reference in such Report;

  (2) the Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

  (3) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated November 14, 1980, as amended by the amendment to Application or Report on Form 8 dated December 30, 1987; and

  (4) the description of the Rights and the Rights Agreement contained in the Company's Registration Statement on Form 8-A dated August 21, 1989.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon a written or oral request to Anthony Industries, Inc., Attention: Susan E. McConnell, Secretary, 4900 South Eastern Avenue, Los Angeles, California 90040, telephone number (213) 724-2800. Unless the context otherwise requires, all references to the "Company" or "Anthony" in this Prospectus refer to Anthony Industries, Inc. and its subsidiaries.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus has been adjusted to reflect stock dividends and assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Anthony Industries, Inc. ("Anthony" or the "Company") is a leading designer, manufacturer and marketer of brand name sporting goods and other recreational products. The Company is also a major supplier of selected industrial products. Anthony's sporting goods products include several well known, high quality brand names such as K2 and Olin alpine skis, K2 snowboards, K2 Exotech in-line skates, Shakespeare fishing rods and reels, Stearns personal flotation devices, raingear and wetsuits, ProFlex full-suspension mountain bikes and Dana Design and Wilderness Experience backpacks. The Company also produces and markets Hilton active apparel, K2 ski apparel, Charles Bastion golf apparel and NASCAR licensed apparel. In addition, the Company constructs Anthony swimming pools in five regions across the country. Anthony's industrial products consist primarily of Shakespeare monofilament line used in weed trimmers, in paper mills and as fishing line; Shakespeare fiberglass marine antennas and light poles; and Simplex coated and laminated products. Founded in 1946, Anthony has grown to over $500 million in annual sales through a combination of internal growth and strategic acquisitions.

  In recent years, the Company has aggressively expanded into several of what are recognized as the fastest growing sporting goods markets in the United States, including in-line skates, snowboards, full-suspension mountain bikes and fly fishing equipment. Management believes that these newer products have benefited from Anthony's experience in increasing its market share positions with other Company products, many of which are now the #1 brands in their respective markets. For example, in the United States, K2 has the #1 market position in alpine skis, and management believes that Stearns has the #1 market position in personal flotation devices and Shakespeare's Ugly Stik is the top selling line of fishing rods.

  Anthony's overall business strategy is to focus on targeted products and markets where the Company believes it can establish a profitable leadership position. The key components of this business strategy are to (i) offer high quality, brand name products; (ii) develop and introduce new and innovative products; (iii) promote Anthony's product lines through highly tailored, creative marketing; (iv) enhance and maintain the Company's well established distribution networks; and (v) focus continuously on operating efficiencies.

  Anthony distributes its sporting goods products through extensive distribution networks of sporting goods retailers, specialty shops and mass merchandisers in the U.S. and through distributors in more than 40 foreign countries. The Company believes that the strength of its established distribution networks, combined with Anthony's well recognized brand names and reputation for developing and introducing innovative products, have allowed it to more quickly introduce new products and grow acquired products.

  The Company's growth strategy is to solidify its position as a leading sporting goods company by identifying growth segments within the sporting goods industry and entering these markets through (i) the introduction of new products with distinctive designs and features; (ii) extending Anthony's well recognized brand names into new product categories; (iii) fully utilizing the Company's extensive distribution networks through increased product penetration; and (iv) pursuing strategic acquisitions. Management has demonstrated a successful track record of growing both internally developed and acquired products into profitable brands with leading market share positions.

                                  THE OFFERING

Common Stock Offered....................... 4,000,000 shares
Common Stock Outstanding after the Offer-   15,874,128 shares
 ing.......................................
Use of Proceeds............................ To reduce the amount outstanding under the
                                            Company's bank revolving credit line under
                                            which funds may be reborrowed for general
                                            corporate purposes, including the financing
                                            of product sales growth, the development of
                                            new products and strategic acquisitions. See
                                            "Use of Proceeds."
NYSE Symbol................................ ANT

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                               THREE MONTHS
                                   YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                         --------------------------------------------------  ------------------
                           1990        1991      1992      1993      1994      1994    1995(1)
                         --------    --------  --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
 Net sales.............. $376,611    $370,256  $402,047  $431,640  $502,444  $109,735  $145,018
 Gross profit...........  103,546      98,353   106,041   110,274   131,542    26,682    35,306
 Operating income.......   11,887      16,246    18,529    21,415    26,236     1,916     5,241
 Income before provision
  for income taxes......    4,468      10,680    12,911    16,961    20,333       710     2,727
 Net income.............    2,723(2)    6,605     8,521    11,121    13,033       460     2,087
 Net income per share... $    .24(2) $    .57  $    .73  $    .94  $   1.09  $    .04  $    .17
OTHER OPERATING DATA:
 Gross margin...........     27.5%       26.6%     26.4%     25.5%     26.2%     24.3%     24.3%
 Operating margin.......      3.2%        4.4%      4.6%      5.0%      5.2%      1.7%      3.6%
 Capital expenditures... $ 14,007    $  5,052  $  7,131  $  8,715  $ 11,620  $  1,880  $  4,468
 Depreciation expense...    8,422       8,710     8,687     8,190     7,705     2,059     2,157
 Research and
  development expense...    3,300       2,900     3,538     4,290     6,298     1,509     2,250

                                                      AT MARCH 31, 1995
                                                   ------------------------
                              AT DECEMBER 31, 1994  ACTUAL  AS ADJUSTED (3)
                              -------------------- -------- ---------------
BALANCE SHEET DATA:
 Working capital.............       $150,246       $149,655    $149,655
 Total assets................        304,414        327,993     327,993
 Long-term debt, net of cur-
  rent portion...............        109,921        110,822
 Shareholders' equity........         98,996        101,895

- --------
(1) The Company maintains its books using a 52/53-week year ending on the last Sunday of December. The year ending December 31, 1995 will consist of 53 weeks with the additional week included in the first quarter. All other years presented above consist of 52 weeks.

(2) Includes a restructuring charge of $1.8 million after tax and is prior to an extraordinary loss, net of tax benefit, of $1.0 million, or $.09 per share, reflecting the write-off of an unamortized original issue discount relating to the redemption of convertible subordinated debentures.

(3) As adjusted to give effect to (i) the sale by the Company of the 4,000,000
    shares of Common Stock being offered hereby at an assumed price of $    per
    share, less estimated underwriting discounts and offering expenses payable by the Company and (ii) the application of the net proceeds therefrom. See "Use of Proceeds."

                                ----------------

  Approximately 20% of the Company's Common Stock outstanding prior to this offering is owned by the Company's employees through its Employee Stock Ownership Plan or "ESOP." The Company's principal executive offices are located at 4900 South Eastern Avenue, Los Angeles, California 90040, and its telephone number is (213) 724-2800.

                       CERTAIN INVESTMENT CONSIDERATIONS

COMPETITION AND PRODUCT INNOVATION

  The sporting goods and recreational products markets are generally highly competitive, with competition mainly centering on product innovation, performance and styling, price, marketing and delivery. The Company's historical sales growth has been attributable in part to its introduction of new products. The Company believes that its future success will depend, among other things, upon its continued ability to introduce innovative, well received products, and there can be no assurance of its ability to do so. In addition, a major innovation by one of its competitors could have a negative effect on the sales of one or more of the Company's lines of products. Competition in sporting goods and recreational products (other than snowboards, active wear and swimming pools) consists of a relatively small number of large producers, some of whom have greater financial or other resources than the Company. While Anthony believes that its well recognized brand names, established distribution networks and reputation for developing and introducing innovative products have been key factors in its successful introduction of sporting goods products, there are no significant technological or capital barriers to entry into many sporting goods and recreational products markets. These markets face competition from other leisure activities, and sales of leisure products are affected by changes in consumer tastes, which are difficult to predict. Certain of the Company's industrial products, such as paperboard container components, are subject to intense price competition. Some industrial products competitors have greater financial or other resources than the Company.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  Sales of the Company's sporting goods and other recreational products are generally highly seasonal and in many instances are dependent on weather conditions. The Company's industrial products are mildly seasonal. This seasonality causes the Company's financial results to vary from quarter to quarter, and the Company's sales are usually weakest in the first quarter. The timing of new product introductions and changes in marketing, research and development and other expenditures can also impact quarterly results. In addition, the nature of the Company's ski and snowboard businesses requires it to make relatively large investments in inventory in anticipation of these products' selling season, which runs from June through December, and relatively large investments in receivables during and shortly after such season. The rapid delivery requirements of the Company's customers for other sporting goods products and active apparel also result in investment in significant amounts of inventory. The Company believes that another factor in its level of inventory investment is the shift by certain of its sporting goods customers from substantial purchases of pre-season inventories to deferral of deliveries until the products' retail seasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Sources of Capital."

GENERAL ECONOMIC CONDITIONS AND DISCRETIONARY CONSUMER SPENDING

  Sales of sporting goods and other recreational products including, in particular, swimming pools depend to a large extent on general economic conditions, including the amount of discretionary income available for leisure activities, consumer confidence and the availability of consumer credit at reasonable interest rates. Sales of the Company's industrial products are dependent to varying degrees upon economic conditions in the domestic housing, container and paper industries.

FOREIGN SOURCING

  Within the Company's sporting goods and other recreational product lines, certain components and finished products are manufactured or assembled abroad. For example, a major portion of the Company's fishing rods and reels are currently manufactured in the People's Republic of China and its in-line skates are manufactured by a vendor in Korea. The production of these foreign sourced components and products could be subject to interruption as a result of local unrest, currency exchange fluctuations, increased tariffs, trade difficulties or other factors.

RAW MATERIALS

  Although the Company has not experienced any substantial difficulty in obtaining raw materials, from time to time raw materials used in the production of the Company's products have been and may continue to be subject to price increases. Recycled corrugated scrap paper, a raw material used in the production of the Company's insulative sheathing, has become materially more expensive, a trend which the Company believes may continue. This increasing cost has had and could continue to have a significant impact on the profitability of the insulative sheathing line. While the Company has been able to raise its insulative sheathing prices to partially offset the increasing cost of this raw material, no assurances can be given of the Company's continued ability to do so.

PRODUCT LIABILITY CLAIMS

  Certain of the Company's products are used in recreational settings which carry inherent risks including the possibility of serious bodily injury. From time to time the Company is named as a defendant in lawsuits asserting product liability claims relating to its sporting goods and other recreational products and, in particular, its swimming pools, diving boards and pool filters. To date, none of these lawsuits has had a material effect on the Company, and the Company does not believe that any lawsuit now pending could reasonably be expected to have such an effect. The Company maintains product liability, general liability and excess liability insurance coverage. No assurances can be given that such insurance will continue to be available at an acceptable cost to the Company or that such coverage will be sufficient to cover one or more large claims, or that insurers will not successfully disclaim coverage as to any pending or future claim.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and the Delaware General Corporation Law, the ownership by the Company's Employee Stock Ownership Plan of approximately 20% of the Common Stock outstanding prior to this offering and the Company's outstanding Preferred Stock Purchase Rights could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 4,000,000 shares of Common Stock offered hereby, at an assumed offering price of $
per share, after deducting estimated underwriting discounts and expenses of the
offering payable by the Company, are approximately $      million. Such net
proceeds will be used to reduce amounts outstanding under the Company's $85 million unsecured bank revolving credit line (the "Credit Line"), which indebtedness was $69.0 million at March 31, 1995. Borrowings under the Credit Line have been used in part for the development, introduction and growth of new products and for strategic acquisitions. The Company may reborrow amounts repaid under the Credit Line for general corporate purposes, which may include the financing of product sales growth, the development of new products and strategic acquisitions. The Company currently has no agreements or understandings with respect to any prospective acquisition. The Credit Line becomes due on June 28, 1997. Amounts outstanding under the Credit Line currently bear interest at the London Interbank Offered Rate plus a margin of 3/4 percent and the line provides for a commitment fee of 3/8 percent of its unused portion. As of April 21, 1995, the average interest rate payable under the Credit Line was 6 7/8 percent. The Company has recently entered into an additional $40 million 364-day unsecured revolving credit facility (the "Short-Term Facility") with the same lenders, and providing for substantially the same covenants, interest rate options and commitment fees as under the Credit Line. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Sources of Capital."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "ANT." The following table sets forth, for the quarters indicated, the reported high and low sales prices of the Common Stock, as reported by the New York Stock Exchange, as well as the cash dividends paid per share, all of which have been retroactively adjusted to reflect five percent stock dividends paid in the fourth quarter of each year. On April 26, 1995, the last reported sale price for the Company's Common Stock on the New York Stock Exchange was $16.375 per share.

                                                                         CASH
                                                        HIGH     LOW   DIVIDENDS
                                                       ------- ------- ---------
     FISCAL YEAR 1993:
       First Quarter.................................. $12 1/2 $10 7/8   $.10
       Second Quarter.................................  13 5/8  11 1/8    .10
       Third Quarter..................................  14 7/8  11 7/8    .10
       Fourth Quarter.................................  15 1/4  13 3/8    .105
     FISCAL YEAR 1994:
       First Quarter.................................. $17 1/2 $  14     $.105
       Second Quarter.................................  15 1/8  13 7/8    .105
       Third Quarter..................................  16 7/8  14 3/8    .105
       Fourth Quarter.................................  17 3/8    16      .11
     FISCAL YEAR 1995:
       First Quarter.................................. $16 7/8 $15 1/8   $.11
       Second Quarter (through      1995).............

  The Company has paid a cash dividend on the Common Stock since 1978. The timing, amount and form of dividends depends on, among other things, the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. The Company's Credit Line and Short-Term Facility have identical covenants which restrict amounts available for payment of cash dividends on the Company's Common Stock, and certain other debt agreements of the Company also contain covenants restricting cash dividends, although these covenants are less restrictive than those contained in the Credit Line and Short-Term Facility. As of March 31, 1995, the Company had retained earnings of $7.7 million available for the payment of cash dividends under such restrictions.

                                CAPITALIZATION
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

  The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of March 31, 1995, and as adjusted to give effect to (i) the sale by the Company of the 4,000,000 shares of Common Stock
offered hereby at an assumed price of $        per share, less estimated
underwriting discounts and offering expenses payable by the Company, and (ii) the application of the net proceeds therefrom. See "Use of Proceeds."

                                                        AT MARCH 31, 1995
                                                        --------------------
                                                                       AS
                                                         ACTUAL     ADJUSTED
                                                        --------    --------
Short-term bank loans.................................. $ 35,432(1) $ 35,432(1)
Current portion of long-term debt......................    2,902       2,902
                                                        --------    --------
    Total short-term debt.............................. $ 38,334    $ 38,334
                                                        ========    ========
Long-term debt, net of current portion:
  Credit Line.......................................... $ 66,500    $
  8.39% unsecured senior notes due through 2004........   40,000      40,000
  Floating rate notes due through 2001.................    4,226       4,226
  Other................................................       96          96
                                                        --------    --------
    Total long-term debt...............................  110,822
                                                        --------    --------
Shareholders' equity:
  Preferred Stock, $1 par value, 12,500,000 shares au-
   thorized,
   none issued.........................................      --          --
  Common Stock, $1 par value, 40,000,000 shares autho-
   rized, 12,355,187 shares issued; 16,355,187 shares
   issued,
   as adjusted(2)......................................   12,355      16,355
  Additional paid-in capital...........................   67,229
  Retained earnings....................................   29,775      29,775
  Employee Stock Ownership Plan and stock option loans.   (3,908)     (3,908)
  Treasury shares at cost, 481,059 shares..............   (4,189)     (4,189)
  Cumulative translation adjustment....................      633         633
                                                        --------    --------
    Total shareholders' equity.........................  101,895
                                                        --------    --------
      Total capitalization............................. $212,717    $
                                                        ========    ========

- -------
(1) Subsequent to March 31, 1995, the Company entered into the Short-Term Facility and presently intends to refinance a portion of the short-term bank loans with borrowings under the Short-Term Facility. See
    "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Sources of Capital."

(2) Excludes all shares of Common Stock issuable upon exercise of outstanding options, of which options to exercise 163,550 shares of Common Stock were exercisable as of March 31, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

  The following table sets forth selected consolidated financial data of the Company. The financial data as of and for each of the five years ended December 31, 1994 has been derived from the Consolidated Financial Statements of the Company audited by Ernst & Young LLP, the Company's independent auditors. The financial data as of and for the three months ended March 31, 1994 and 1995 have been derived from unaudited financial statements but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such results for these periods. Operating results for the three month period ended March 31, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                               THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                          ---------------------------------------------------  ---------------------
                            1990         1991      1992      1993      1994      1994      1995(1)
                          --------     --------  --------  --------  --------  ---------  ----------
                                                                                   (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales.............  $376,611     $370,256  $402,047  $431,640  $502,444  $ 109,735  $ 145,018
  Cost of products sold.   273,065      271,903   296,006   321,366   370,902     83,053    109,712
                          --------     --------  --------  --------  --------  ---------  ---------
  Gross profit..........   103,546       98,353   106,041   110,274   131,542     26,682     35,306
  Selling expenses......    53,659       46,723    52,199    52,254    61,023     14,157     17,477
  General and adminis-
   trative
   expenses.............    38,000       35,384    35,313    36,605    44,283     10,609     12,588
                          --------     --------  --------  --------  --------  ---------  ---------
  Operating income......    11,887       16,246    18,529    21,415    26,236      1,916      5,241
  Interest expense......     8,766        6,906     6,777     5,759     7,481      1,574      2,832
  Other (income)........    (1,347)      (1,340)   (1,159)   (1,305)   (1,578)      (368)      (318)
                          --------     --------  --------  --------  --------  ---------  ---------
  Income before provi-
   sion for
   income taxes.........     4,468       10,680    12,911    16,961    20,333        710      2,727
  Provision for income
   taxes................     1,745        4,075     4,390     5,840     7,300        250        640
                          --------     --------  --------  --------  --------  ---------  ---------
  Income before extraor-
   dinary item..........     2,723 (2)    6,605     8,521    11,121    13,033        460      2,087
  Extraordinary item....      (988)(3)      --        --        --        --         --         --
                          --------     --------  --------  --------  --------  ---------  ---------
  Net income............  $  1,735     $  6,605  $  8,521  $ 11,121  $ 13,033  $     460  $   2,087
                          ========     ========  ========  ========  ========  =========  =========
  Net income per share:
   Before extraordinary
    item................  $    .24     $    .57  $    .73  $    .94  $   1.09  $     .04  $     .17
                          ========     ========  ========  ========  ========  =========  =========
   Net income...........  $    .15     $    .57  $    .73  $    .94  $   1.09  $     .04  $     .17
                          ========     ========  ========  ========  ========  =========  =========
  Weighted average
   shares
   outstanding..........    11,369       11,577    11,635    11,798    11,919     11,909     11,957
                                        AT DECEMBER 31,                           AT MARCH 31,
                          ---------------------------------------------------  ---------------------
                            1990         1991      1992      1993      1994      1994       1995
                          --------     --------  --------  --------  --------  ---------  ----------
BALANCE SHEET DATA:
  Total current assets..  $147,017     $152,439  $168,916  $187,756  $232,848  $194,480   $ 252,006
  Total assets..........   220,551      221,650   236,200   257,279   304,414    263,255    327,993
  Total current liabili-
   ties.................    78,754       87,197    73,095    69,976    82,602     74,519    102,351
  Long-term debt, net of
   current portion......    53,750       43,451    68,525    87,271   109,921     88,743    110,822
  Shareholders' equity..    78,137       80,663    83,598    88,656    98,996     88,710    101,895

- -------
(1) The Company maintains its books using a 52/53-week year ending on the last Sunday of December. The year ending December 31, 1995 will consist of 53 weeks with the additional week included in the first quarter. All other years presented above consist of 52 weeks.
(2) Includes a restructuring charge of $1.8 million after tax.
(3) Reflects an extraordinary loss, net of tax benefit, on the write-off of an unamortized original issue discount relating to the redemption of convertible subordinated debentures.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  During the past five years, the Company has experienced substantial growth with net sales increasing to $502.4 million in 1994 from $376.6 million in 1990. During this same period, operating income increased to $26.2 million from $11.9 million and net income increased to $13.0 million from $1.7 million. The Company's sales growth has been due principally to successful new product introductions and brand extensions and secondarily to strategic acquisitions. The Company is presently focused primarily on the growth of its sporting goods and other recreational products businesses, which represented 66% of net sales in 1994.

  The Company's operating margin has increased each of the past five years to 5.2% in 1994 compared to 3.2% in 1990. Contributing to this operating margin improvement were lower selling and general and administrative expenses as a percentage of net sales as well as benefits achieved from the Anthony Improvement Process, which encompasses basic and advanced management methods designed to increase productivity, reduce cycle time, lower costs and improve quality. These margin gains were partially offset in 1993 and 1994 by significant costs incurred in converting the U.S. ski manufacturing plant to the production of cap skis and the resulting higher manufacturing costs. See "Business--Sporting Goods and Other Recreational Products." Gross margins on cap skis improved during 1994, and management believes there is further opportunity for production efficiencies.

RESULTS OF OPERATIONS

  The following table summarizes net sales for the Company's principal business segments:

                                       YEAR ENDED DECEMBER  THREE MONTHS ENDED
                                               31,              MARCH 31,
                                       -------------------- --------------------
                                        1992   1993   1994    1994     1995(1)
                                       ------ ------ ------ --------- ----------
                                                    (IN MILLIONS)
  Sporting Goods and Other
   Recreational Products.............. $266.6 $285.5 $332.1 $    69.9 $    94.7
  Industrial Products.................  135.4  146.1  170.3      39.8      50.3
                                       ------ ------ ------ --------- ---------
      Total........................... $402.0 $431.6 $502.4 $   109.7 $   145.0
                                       ====== ====== ====== ========= =========

- --------
(1) The Company maintains its books using a 52/53-week year ending on the last Sunday of December. The year ending December 31, 1995 will consist of 53 weeks with the additional week included in the first quarter. All other years presented above consist of 52 weeks.

THREE MONTHS ENDED MARCH 31, 1995 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1994

  Net sales for the three months ended March 31, 1995 advanced 32.2% to a record $145.0 million compared to $109.7 million in the comparable period of 1994. Net income for the first quarter of 1995, boosted by a $0.3 million foreign tax settlement, rose to $2.1 million, or $.17 per share, from $0.5 million, or $.04 per share, for the first quarter of 1994. Earnings in the prior year quarter were adversely impacted by the costs of the cap ski conversion discussed above.

  Net Sales. In the sporting goods and other recreational products group, net sales increased 35.5% to $94.7 million in the 1995 quarter compared to $69.9 million in 1994. This record first quarter is attributable in part to sharply increased domestic sales of Shakespeare fishing rods and reels resulting from increased demand for Ugly Stik fishing rods and for several new rods, reels, kits and combos. Sales of K2 Exotech in-line skates, which were introduced late in the first quarter of 1994, increased in the corresponding 1995 quarter. Shipments of Stearns active water sports products were up significantly and benefited from strong growth in demand for personal flotation devices, wetsuits and related neoprene products. Sales of active apparel to the promotional or "advertising specialty" market, shipments of ProFlex mountain bikes and sales of backpacks by the recently acquired Dana Design business also contributed to the growth of the group, although to a lesser extent. Partially offsetting this sales growth was a decline in swimming pool completions, primarily caused by heavy rains throughout much of California during the first quarter.

  Net sales of the industrial products group increased 26.4% to $50.3 million in the first three months of 1995 compared to $39.8 million in the comparable period of 1994. The increase in sales was due mainly to gains in shipments of building products, paperweaving monofilaments and fiberglass light poles.

  Gross Profit. Gross profit increased 32.3% to $35.3 million in the first quarter of 1995 compared to $26.7 million in the first quarter of 1994, although as a percentage of net sales it was comparable to the 1994 period. The 1994 period included the costs of the cap ski conversion. Gross profit in 1995 was impacted by higher costs of recycled corrugated scrap paper, which is a raw material used in the production of the Company's insulative sheathing, and by higher manufacturing costs in the fiberglass light pole business.

  Costs and Expenses. Selling expenses increased 23.5% to $17.5 million in the first three months of 1995 compared to $14.2 million in the comparable period of 1994, although as a percentage of net sales they declined to 12.1% for the 1995 period compared to 12.9% in the 1994 period. The percentage decline was primarily volume related.

  General and administrative expenses increased $2.0 million in the quarter to $12.6 million from $10.6 million in 1994, although as a percentage of net sales they declined to 8.7% from 9.7%. The dollar increase was caused mainly by higher spending on product development, other expenditures to support growth and inclusion of Dana Design and other smaller acquisitions.

  Operating Income. Operating income increased to $5.2 million, or 3.6% of net sales, in the three months ended March 31, 1995 compared to $1.9 million, or 1.7% of net sales, in the comparable 1994 period. The percentage increase is due to reductions in selling expenses and general and administrative expenses as a percentage of net sales. The volume-related earnings increases of several of the Company's businesses in 1995 were partially offset by the normal seasonal negative results of the ski and pool businesses. The seasonal loss of the K2 business declined as compared with the prior year's quarter whereas the decline in pool sales discussed above widened that business' seasonal loss. The Company believes that the impact on operating income of the additional week in 1995's first quarter as compared to the 1994 period was not significant.

  Interest Expense. Interest expense increased $1.3 million in the first quarter of 1995 compared to the first quarter of 1994. Higher interest rates accounted for $0.5 million of the increase, and a $39.6 million higher level of average borrowings, incurred to support the recent growth in sales, accounted for the remainder.

  Income Taxes. The provision for income taxes for the 1995 first quarter has been reduced as a result of a $0.3 million foreign tax settlement.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

  Net sales increased 16.4% to $502.4 million in 1994 compared to $431.6 million in 1993. Net income increased 17.2% to $13.0 million, or $1.09 per share, in 1994 compared to $11.1 million, or $.94 per share, in 1993.

  Net Sales. In the sporting goods and other recreational products group, net sales increased 16.3% to $332.1 million in 1994 compared to $285.5 million in 1993. Approximately one-half of the improvement was attributable to the Company's successful introduction of K2 Exotech in-line skates, increased demand worldwide for K2 snowboards and inclusion for the full year of the rapidly growing ProFlex mountain bike business acquired in October 1993. Growth was also achieved from product extensions such as the introduction of 54 styles of Hilton and USA active apparel for the advertising specialty market and new models of Stearns raingear, wetsuits and water ski vests, all introduced since January 1, 1993, along with several new models of fishing rods, reels, and kit and combo series. Unit sales of Anthony swimming pools in 1994 increased for the first time since 1988, reflecting higher overall activity within the industry. Sales also benefited from increased penetration in the swimming pool remodeling market. Partially offsetting these gains were lower sales of skis to the economically depressed European and Japanese markets.

  In the industrial products group, net sales increased 16.6% to $170.3 million in 1994 compared to $146.1 million in 1993. Over one-half of the improvement was attributable to the Simplex products business, which produces coated and laminated paperboard products, protective building wrap and synthetic commercial building coatings. This business benefited from increased penetration of Finestone commercial coatings, expanded models of building wrap and improved housing starts and shipments into the Japanese market which drove sales of insulative sheathing to a record level. Improved market penetration, particularly of fiberglass light poles and paperweaving monofilament line in the United Kingdom, generated the majority of the sales gains in the Shakespeare fiberglass business and the Shakespeare monofilament business, respectively, which are the other two businesses of the industrial products group.

  Gross Profit. Gross profit increased 19.3% to $131.5 million, or 26.2% of net sales in 1994 compared to $110.3 million, or 25.5% of net sales, in 1993. This improvement in gross profit margin resulted from an improved sales mix and gains in efficiency from ongoing applications of the Anthony Improvement Process, particularly at the Stearns, Hilton, Shakespeare monofilament and Simplex businesses. Overall gross profit in dollars also improved despite the costs of the cap ski conversion. Margin and gross profit were unfavorably impacted by the dramatic increase in the cost of recycled corrugated scrap paper.

  Costs and Expenses. Selling expenses increased 16.8% to $61.0 million in 1994 compared to $52.3 million in 1993, although as a percentage of net sales they were comparable to the prior year. The increase resulted primarily from inclusion of the mountain bike business for a full year and increased spending in support of new products in the in-line skate, mountain bike, snowboard and apparel businesses, partially offset by reductions in the pool business.

  General and administrative expenses increased 21.0% to $44.3 million in 1994 compared to $36.6 million in 1993. The increase reflects the inclusion of the mountain bike business for a full year, significant research and development expenditures primarily at the K2 business, investments in systems and personnel primarily at the Hilton business, and continuation of other expenditures to support the growth of the Company.

  Operating Income. Operating income increased 22.5% to $26.2 million in 1994, or 5.2% of net sales, compared to $21.4 million, or 5.0% of net sales, in 1993. The percentage increase is due to the higher gross profit margin partially offset by higher general and administrative expenses.

  Interest Expense. Interest expense increased $1.7 million in 1994. Higher domestic interest rates accounted for $0.5 million of the increase, and a $17.4 million higher level of average borrowings, incurred to acquire the mountain bike business and support the growth of several product lines, accounted for the remainder.

  Other Income. Other income of $1.6 million includes certain royalty, interest and other miscellaneous income, $1.2 million of which is reported as a component of segment operating profit.

  Income Taxes. Income tax expense included a $0.6 million reclassification of state tax previously recorded as selling and general and administrative expenses. See Note 4 to Notes to Consolidated Financial Statements.

  Segment Information. Total segment operating profit (before interest, corporate expenses and taxes) increased 24.8% to $32.7 million in 1994 compared to $26.2 million in 1993. In the sporting goods and other recreational products group, operating profit rose 31.1% to $16.0 million in 1994 compared to $12.2 million in 1993. The group benefited from the Company's introduction of several new fishing rods, reels, and kit and combo series in the U.S. and from lower manufacturing costs abroad. Sales-related earnings gains also contributed to the group's improvement, particularly from K2 snowboards and the successful introduction of certain Stearns and Hilton products. Partially offsetting these profit gains were the costs of the cap ski conversion and the impact of declining sales in the European and Japanese ski markets. In the industrial products group, operating profit increased 19.3% to $16.7 million in 1994 compared to $14.0 million in 1993. The improvement was mainly due to sales-related earnings and efficiency gains at Shakespeare Monofilament and Simplex. See Note 11 to Notes to Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 1993 COMPARED WITH YEAR ENDED DECEMBER 31, 1992

  Net sales increased 7.4% to $431.6 million in 1993 compared to $402.0 million in 1992. Net income increased 30.5% to $11.1 million, or $.94 per share, in 1993 compared to $8.5 million, or $.73 per share, in 1992.

  Net Sales. Net sales of the sporting goods and other recreational products group increased 7.1% to $285.5 million in 1993 compared to $266.6 million in 1992. Favorable weather conditions in the U.S. provided a boost to sales of K2 skis. The popularity of K2 snowboards pushed sales of this product up to nearly double 1992's level. Sales of Shakespeare fishing tackle in the United States benefited from an increased distribution of Ugly Stik fishing rods, a growing acceptance of the new series of fishing reels introduced and an increase in shipments of fishing line. Several new products introduced by Stearns and Hilton including wetsuits and raingear and new styles of Hilton active apparel for the advertising specialty markets also contributed to increased sales. A focused marketing effort in the pool remodeling business and the October 1993 acquisition of the ProFlex mountain bike business also helped to increase sales. Offsetting these gains was the lingering impact of the recession in the Northeast and California, which resulted in lower new pool and pool cover sales, and decreased sales of fishing tackle and alpine skis in Europe and Japan.

  Net sales of the industrial products group increased 7.9% to $146.1 million in 1993 compared to $135.4 million in 1992. Increased housing starts and a wider distribution of building products sales in the United States and Japan produced sales gains in Thermo-ply, Finestone and other building products. Sales of fiberglass light poles and ornamental poles increased over the prior year as a result of new product introductions, broader distribution in the marketplace and improved product quality. Higher sales of monofilament line also contributed to the industrial products group's sales increase.

  Gross Profit. Gross profit increased 4.0% to $110.3 million, or 25.5% of net sales, in 1993 compared to $106.0 million, or 26.4% of net sales, in 1992. The decline of gross profit as a percentage of net sales was largely due to the costs of the cap ski conversion. The percentage decline also reflects the development cost of the K2 Exotech in-line skates and higher manufacturing training costs incurred at Stearns as a result of increased production. Other factors affecting the gross profit percentage were largely offsetting: cost reductions attained through the Anthony Improvement Process at the Simplex and Shakespeare monofilament and fiberglass businesses were offset by higher costs at the

Company's distribution businesses in Europe, which arose from the devaluation of European currencies in 1993.

  Costs and Expenses. Selling expenses increased 0.1% to $52.3 million in 1993 compared to $52.2 million in 1992, although as a percentage of net sales they declined to 12.1% in 1993 from 13.0% in 1992. This percentage decline resulted largely from the recession-related contraction of sales of fishing rods and reels and skis in the European market. Partially offsetting this were spending increases at the Hilton business to increase penetration into new markets and better serve its customers.

  General and administrative expenses increased 3.7% to $36.6 million in 1993 compared to $35.3 million in 1992. The increase reflects performance-based compensation and the Company's investments in personnel, training and systems for improving the quality of products and services.

  Operating Income. Operating income increased 15.6% to $21.4 million in 1993, or 5.0% of net sales, compared to $18.5 million, or 4.6% of net sales, in 1992. The percentage increase resulted from lower selling, general and administrative expenses as a percentage of net sales, partially offset by a lower gross profit margin.

  Interest Expense. Interest expense declined by a net amount of $1.0 million in 1993. Lower worldwide interest rates produced a benefit of $1.7 million, which was partially offset by $0.7 million of higher interest incurred domestically on a $12 million increase in average bank debt arising from working capital required for higher sales of sporting goods and other recreational products.

  Other Income. Other income of $1.3 million includes certain royalty, interest and other miscellaneous income, of which $0.4 million is reported as a component of segment operating profit.

  Segment Information. Total segment operating profit (before interest, corporate expenses and taxes) increased 15.9% to $26.2 million in 1993 compared to $22.6 million in 1992. The sporting goods and other recreational products group, which reported operating profit of $12.2 million, accounted for a $0.6 million increase. Higher domestic sales of fishing tackle and continuing foreign manufacturing cost economies produced record worldwide fishing tackle earnings. Gains were also achieved at Anthony Pools, which significantly narrowed its losses due to strong gains in remodeling and its continuing focus on the Anthony Improvement Process, and at the Hilton business, which benefited from higher overall sales. Largely offsetting these gains were lower ski earnings resulting from the costs of the cap ski conversion and the development cost of the in-line skate program. The industrial products group reported an improvement of $3.0 million in operating profit to $14.0 million for the current year. Earnings of the building products and light pole businesses improved due to increased volume and cost reductions from improvements made in the manufacturing processes. Earnings of the Shakespeare monofilament business improved largely as a result of increased volume. See Note 11 to Notes to Consolidated Financial Statements.

LIQUIDITY AND SOURCES OF CAPITAL

  The Company's operating activities used $15.7 million of cash during 1994 whereas 1993 operating activities provided cash of $10.3 million. The Company's operating activities used $12.9 million of cash during the three months ended March 31, 1995 as compared with $2.3 million of cash used during the three months ended March 31, 1994. The recent increased use of cash has been due primarily to financing higher levels of accounts receivable and inventories arising from the growth in sales of in-line skates, snowboards, raingear, wetsuits, fishing rods and reels and full-suspension mountain bikes and from the recent acquisitions of Dana Design and Wilderness Experience. The Company believes that another factor in its increased level of inventory investment is the shift by certain of its sporting goods customers from substantial purchases of pre-season inventories to deferral of deliveries until the products' retail seasons. In the industrial products group, cash generated from operations has been partially offset by the purchase of additional inventories in anticipation of further cost increases for recycled corrugated scrap paper. See "Business-- Foreign Sourcing and Raw Materials."

  Net cash used for investment activities in 1994 decreased to $8.6 million from $12.5 million in 1993; net cash used for investing activities increased to $5.1 million in the three months ended March 31, 1995 from $0.9 million used in the three months ended March 31, 1994. The increase in cash used in the current year's quarter was the result of expenditures made to increase manufacturing capacity and improve manufacturing efficiencies, primarily at the monofilament, ski and fiberglass light pole plants. No material commitments for capital expenditures existed at March 31, 1995.

  The Company's principal long-term borrowing facility is the $85 million Credit Line which becomes due on June 28, 1997. At March 31, 1995, $69.0 million was outstanding under this line and, as adjusted to give effect to the sale of Common Stock offered hereby and the use of proceeds therefrom, such
amount would be $       . See "Use of Proceeds." The Company has recently
entered into the additional $40 million 364-day unsecured revolving Short-Term Facility with the same lenders and providing for substantially the same covenants, interest rate options and commitment fees as under the Credit Line. The Company also has several foreign and domestic short-term lines of credit, of which $35.4 million was outstanding at March 31, 1995. The Company presently intends to refinance a portion of these short-term bank loans with borrowings under the Short-Term Facility. The Company also has $40 million of 8.39% unsecured senior notes due through 2004, payable in nine equal annual principal payments beginning in 1996. For information regarding the Company's interest rate swap agreements, see Note 5 of the Notes to Consolidated Financial Statements.

  The Company anticipates its cash needs in 1995 will be provided from operations and from borrowings under its Credit Line and Short-Term Facility and other existing credit lines.

                                    BUSINESS

GENERAL

  Anthony is a leading designer, manufacturer and marketer of brand name sporting goods and other recreational products. The Company is also a major supplier of selected industrial products. Anthony's sporting goods products include several well known, high quality brand names such as K2 and Olin alpine skis, K2 snowboards, K2 Exotech in-line skates, Shakespeare fishing rods and reels, Stearns personal flotation devices, raingear and wetsuits, ProFlex full-suspension mountain bikes and Dana Design and Wilderness Experience backpacks. The Company also produces and markets Hilton active apparel, K2 ski apparel, Charles Bastion golf apparel and NASCAR licensed apparel. In addition, the Company constructs Anthony swimming pools in five regions across the country. Anthony's industrial products consist primarily of Shakespeare monofilament line used in weed trimmers, in paper mills and as fishing line; Shakespeare fiberglass marine antennas and light poles; and Simplex coated and laminated products. Founded in 1946, Anthony has grown to over $500 million in annual sales through a combination of internal growth and strategic acquisitions.

  In recent years, the Company has aggressively expanded into several of what are recognized as the fastest growing sporting goods markets in the United States, including in-line skates, snowboards, full-suspension mountain bikes and fly fishing equipment. Management believes these newer products have benefited from Anthony's experience in increasing its market share positions with other Company products, many of which are now the #1 brands in their respective markets. For example, in the United States, K2 has the #1 market position in alpine skis, and management believes that Stearns has the #1 market position in personal flotation devices and Shakespeare's Ugly Stik is the top selling line of fishing rods.

BUSINESS STRATEGY

  Anthony's overall business strategy is to focus on targeted products and markets where the Company believes it can establish a profitable leadership position. The following are the key components of this business strategy:

  High Quality, Brand Name Products. Anthony sells distinctive, high quality products with well recognized brand names in a broad range of prices. For example, the Company sells products in the premium segment, such as ProFlex mountain bikes, which have suggested retail prices as high as $3,500.00, and in the value segment, such as Stearns active water sports products and Shakespeare fishing rods and reels. K2 offers skis in a broad range of styles for a variety of conditions and types of skiing at numerous price points, from the MSL with its unique "Isolator" vibration damping technology at a suggested retail price of $589.00 to the Select 7.2 at a suggested retail price of $325.00. The Company believes that the strength of its brand names and its reputation for quality allow it to compete based on performance and not solely on the basis of price.

  Product Innovation. The Company strives to be a leader in product innovation and many of its products are designed with distinctive features for consumers who demand high performance and advanced capabilities. In 1994, for example, the Company introduced in-line skates under the K2 Exotech brand which incorporated several new and desirable features, including a soft mesh and leather upper designed for improved comfort and a rigid plastic cuff for support. In early 1995, K2 introduced a revolutionary step-in binding system for snowboards, jointly developed with Shimano Inc., called the Clicker. The Company has also successfully adapted its existing technology for use in new applications. Fiberglass technology, which is used by Anthony in the manufacture of Shakespeare fishing rods and marine radio antennas, is now utilized on a larger scale in the production of its Shakespeare fiberglass light and utility poles, which are manufactured in lengths of up to 45 feet. Anthony's commitment to product innovation is reflected in its research and development expenditures, which in 1994 increased $2.0 million to $6.3 million.

  Creative Marketing. Anthony promotes its product lines through highly tailored, creative marketing designed to highlight the most important product attributes in the most effective manner. Anthony believes, for example, that retail purchasers of skis, in-line skates and snowboards are influenced significantly by shop employees at the time of purchase as well as by the Company's creative advertising. K2, consequently, focuses its marketing efforts on providing shop employees with regular clinics to enhance its image with these personnel and on developing fun and irreverent advertising which highlights K2 products. For Stearns active water sports products, which are largely sold by mass merchandisers and sporting goods chains, the Company focuses its marketing efforts on providing unique packaging to assist the consumer in identifying and selecting products. For Shakespeare fishing rods and reels, which compete against several other brand name products, Anthony has utilized print and media advertising to target end users.

  Worldwide Distribution Networks. Anthony has well established distribution networks for its products, many of which have international markets. The Company believes it has developed these networks as a result of excellent service and timely delivery of high quality products offering meaningful values. Importantly, the Company believes that the strength of its established distribution networks, combined with Anthony's well recognized brand names and reputation for developing and introducing innovative products, have allowed it to more quickly introduce new products and grow acquired products. The Company's distribution networks are tailored to the nature and prices of its various lines of products. For example, Anthony distributes certain of its popular priced sporting goods products such as active water sports products and fishing rods and reels through sporting goods chains and mass merchandisers, while high performance, high priced products, such as full-suspension mountain bikes and backpacks, are sold primarily through specialty retail shops. Alpine skis, snowboards and in-line skates are sold through specialty retail shops and sporting goods chains.

  Operating Efficiencies. In 1991, management established the Anthony Improvement Process which encompasses basic and advanced management methods designed to increase productivity, reduce cycle time, lower costs and improve quality. The Anthony Improvement Process has been introduced and continues to be implemented at each operating unit and has facilitated the integration of acquired businesses. The results to date include improved product quality, enhanced customer satisfaction and contributions to operating income which increased to $26.2 million, or 5.2% of net sales, in 1994 compared to $11.9 million, or 3.2% of net sales, in 1990.

GROWTH STRATEGY

  The Company's growth strategy is to solidify its position as a leading sporting goods company by identifying growth segments within the sporting goods industry and entering these markets through (i) the introduction of new products with distinctive designs and features; (ii) extending Anthony's well recognized brand names into new product categories; (iii) fully utilizing the Company's extensive distribution networks through increased product penetration; and (iv) pursuing strategic acquisitions. Cash flow generated by the Company's industrial products businesses has been and is expected to continue to be used in part to fund the growth of the Company's sporting goods businesses.

  Internal Growth. Anthony's well recognized brand names, established distribution networks and reputation for developing and introducing innovative products, have enabled the Company to successfully leverage existing brand names into new product categories. The Company introduced its internally designed and manufactured line of K2 snowboards in 1990, and, aided in part by a rapidly expanding market, the Company's sales of snowboards have grown dramatically. Anthony has also successfully extended the K2 brand outside of winter-related products by introducing K2 Exotech in-line skates. The Company's established position as a supplier to mass merchandisers and sporting goods chains, many of whom place a premium on branded products, has allowed it to extend the Stearns lines into raingear, wetsuits, towables and snorkeling equipment and the Shakespeare lines into new fishing rods, reels, kits and combos and moderately priced fly fishing packages. Hilton continuously updates its active apparel, introducing over 54 products since January 1, 1993.

  Strategic Acquisitions. The Company has a successful track record of making strategic acquisitions which have expanded its range of sporting goods products and increased the number of markets in which the Company operates. Consistent with its growth strategy, the Company continuously evaluates acquisition opportunities, focusing in particular on whether each opportunity competes in a sporting goods market the Company has targeted and has high quality products.

  Recent Acquisitions. In 1993, Anthony entered the fast growing market for full-suspension mountain bikes through the acquisition of Girvin, the maker of ProFlex mountain bikes. Since this acquisition, the Company believes its marketing and financial capabilities, combined with Girvin's engineering and design strengths, have contributed to increased sales of mountain bikes which, boosted by a rapidly expanding market, were 67% higher in 1994 than in 1993. More recently, Anthony entered the backpack market through the acquisitions of Dana Design and Wilderness Experience. The Company believes that its manufacturing expertise, marketing capabilities and financial support will benefit these businesses.

  Prior Acquisitions. Anthony has made several successful prior acquisitions, including the 1985 purchase of K2, which had sales of approximately $30 million when acquired and today is the #1 selling alpine ski brand in the U.S., and, in part by extending the K2 name to other products, Anthony has increased total K2 brand sales to approximately $100 million in 1994. In addition, the Olin ski line, which was acquired in 1988, has experienced substantial domestic sales increases and now holds the #6 market share position at retail in the United States. Anthony entered the active water sports products market through its 1988 acquisition of Stearns, and largely as a result of new product introductions, Stearns' sales have increased to $47.1 million in 1994 from $30.1 million in 1988.

SPORTING GOODS AND OTHER RECREATIONAL PRODUCTS

  Net sales of sporting goods and other recreational products were $332.1 million in 1994, $285.5 million in 1993 and $266.6 million in 1992. The following table lists the Company's principal sporting goods and other recreational products and the brand names under which they are sold.


       PRODUCT                                   BRAND NAME
       -------                                   ----------
   SPORTING GOODS
     Alpine Skis                                  K2, Olin
     Cross-Country Skis                           Madshus
     Snowboards                                      K2
     In-Line Skates                              K2 Exotech
     Fishing Rods and Reels                Shakespeare, Ugly Stik
     Active Water Sports Products                 Stearns
     Full-Suspension Mountain Bikes           ProFlex, Girvin
     Backpacks                       Dana Design, Wilderness Experience
   ACTIVE AND SPORTING APPAREL
     Imprinted Active Apparel                   Hilton, USA
     Golf Apparel                             Charles Bastion
     Licensed Apparel                              NASCAR
     Ski Apparel                                     K2
   HOME RECREATIONAL PRODUCTS
     Concrete Swimming Pools                      Anthony
     Motorized Swimming Pool Covers              Poolsaver


SPORTING GOODS

  The Company's sporting goods products include alpine and cross-country skis, snowboards, in-line skates, fishing rods and reels, active water sports products, full-suspension mountain bikes and backpacks. Net sales of sporting goods products were $224.6 million in 1994, $192.7 million in 1993 and $170.8 million in 1992.

  Alpine Skis. The Company sells its alpine skis under the names K2 and Olin principally in the United States, Europe and Japan. According to Ski Industries of America, a trade association ("SIA"), the alpine ski market approximated $1.5 billion at retail in 1994. K2 offers skis in a broad range of styles for a variety of conditions and types of skiing at numerous price points, and in 1994 had the #1 retail market share of alpine skis sold in the United States. In recent years, Olin skis, which offer performance enhancement features to recreational skiers, have captured market share from competitors and ranked #6 in U.S. retail sales in 1994. As reported by SIA, six of the ten top selling ski models sold at retail in the U.S. during the 1994-1995 season were K2 or Olin skis. While participation rates for alpine skiing have been relatively flat during the past few years, the market shares of K2 and Olin skis have increased due to their popularity among retail purchasers resulting from their high quality, innovative features, attractive graphics, creative marketing and their domestic production. According to Sports Research Inc., K2 and Olin skis were rated #1 and #2, respectively, in retailer approval ratings for the 1994-1995 season.

  Recent improvements in K2 and Olin skis include the Company's introduction of cap skis in 1994. Cap skis, unlike traditional skis manufactured with separate sidewalls, are fabricated with a single piece of material from edge to edge. These skis have a sleeker look and improved graphics. Virtually all K2 and Olin skis now manufactured are cap skis. In 1994, the Company introduced several new models of skis including the MSL with its unique "Isolator" vibration damping technology. Management believes that these new models have been well received in the market, in part due to the awards and other recognition received from several ski industry publications. These new products have increased K2's average sales price per pair of skis.

  K2 and Olin skis are manufactured by the Company in the United States and Norway. They are sold to specialty retail shops and sporting goods chains in the U.S. by independent sales representatives and in Europe and Japan through independent and Company-owned distributors. K2 alpine skis are marketed to skiers ranging from beginners to top racers using youthful and often irreverent advertising. Olin skis are marketed toward more mature and affluent purchasers. To assist in its marketing efforts, the Company sponsors amateur and professional skiers including Phil and Steve Mahre and Glen Plake.

  Cross-Country Skis. The Company's cross-country skis, which are manufactured in the Company's plant in Norway, are sold under the name Madshus for a retailer/distributor which owns the rights to the Madshus name and resells the skis principally in Europe.

  Snowboards. The Company introduced K2 snowboards and snowboard bindings in 1990. The Company began selling snowboard boots in 1993. The snowboard market has grown dramatically in recent years with SIA estimating that approximately 220,000 snowboards were sold during the 1993-1994 season as compared with 135,000 snowboards sold during the 1992-1993 season. As estimated by SIA, snowboarding retail sales were approximately $135 million during the 1993-1994 season. Due in large measure to this market growth, the Company's sales of snowboards were 50% higher in 1994 than 1993. While the snowboard market is highly fragmented with over 100 competitors, Anthony is one of the few manufacturers of snowboards, with most of its competition sourcing their products from other manufacturers. The Company believes that its manufacturing capability will provide a competitive advantage as the industry begins to consolidate. Like its alpine skis, K2 snowboards are of high quality, have attractive graphics and are creatively marketed.

  The Company made an important innovation in its snowboard line in early 1995 when it introduced the Clicker, a revolutionary step-in binding system for snowboards jointly developed with Shimano Inc. The Clicker is among the first commercially available step-in binding systems for snowboards. The Clicker will enable snowboarders to release and refasten the binding easily, which among other things will facilitate entering and exiting ski lifts.

  K2 snowboards are manufactured by the Company in the United States. They are sold to specialty retail shops and sporting goods chains in the U.S. by independent sales representatives and in Europe and Japan through independent and Company-owned distributors. Like K2 skis, K2 snowboards are marketed using youthful and irreverent advertising, and the Company sponsors professional and amateur snowboarders.

  In-Line Skates. The Company introduced its K2 Exotech in-line skates in 1994. The in-line skate market has grown dramatically in recent years. According to the National Sporting Goods Association, a trade association ("NSGA"), in-line skating participation rates increased 57% to 19.5 million people in 1994 compared to 1993. According to an industry source, the domestic market for in-line skates was estimated to be in excess of $500 million at wholesale in 1994. Anthony's in-line skates are priced at the mid to upper end of the industry. K2 Exotech skates are attractive and of high quality and have innovative features such as a soft mesh and leather upper designed for improved comfort and a rigid plastic cuff for support. The Company's in-line skates also offer high quality in-line skate components such as Hyper(TM) wheels and TwinCam(TM) bearings, which are manufactured by others.

  K2 Exotech in-line skates are manufactured to Company specifications by a vendor in Korea. They are sold to specialty retail shops and sporting goods chains in the U.S. by independent sales representatives and in Europe and Japan through independent and Company-owned distributors.

  Fishing Rods and Reels. The Company sells fishing rods, reels and fishing line in most of the world. According to a market research report compiled by the Paumanok Group, the annual U.S. market for fishing rods and reels was estimated at $850 million at retail. The NSGA reported that fishing was the fourth largest U.S. sport in 1994, with approximately 45.7 million participants. The Company believes that Shakespeare's Ugly Stik models have been the best selling fishing rods in the U.S. over the past 18 years. The success of these fishing rods has allowed the Company to establish a strong position with retailers, thereby increasing sales of new rods, reels and kits and combos. The Company has also recently introduced moderately priced fly fishing equipment. Shakespeare rods and reels are manufactured principally in the People's Republic of China, although blanks for the Ugly Stik fishing rod are made by the Company in the United States. Shakespeare products are sold directly by the Company and through independent sales representatives to mass merchandisers (two of which in the aggregate purchase more than one-half of the Company's fishing rods and reels), specialty shops and chain stores. The Company has recently entered the fishing rod and reel market in Japan, which it believes is an attractive market.

  Active Water Sports Products. The Company sells Stearns flotation vests, jackets and suits ("personal flotation devices"), cold water immersion products, wetsuits and raingear in the United States and in certain foreign countries. The Company believes that Stearns has the #1 market share for personal flotation devices and is among the leading distributors of wetsuits in the United States. A recent issue of Sail Magazine ranked Stearns personal flotation devices #1 in brand recognition and #1 in brand preference. Stearns has recently introduced towables, which are inflatable flotation products towed behind waterski boats, and a full line of snorkeling equipment (consisting of masks, snorkels and fins). In the United States, occupants of boats are required by law either to wear or have available personal flotation devices meeting Coast Guard standards. Stearns personal flotation devices are manufactured to such standards and are subject to rigorous testing for certification by Underwriters Laboratories. Stearns manufactures its personal flotation devices in the U.S. and its other products are outsourced from Asian manufacturers. Stearns products are sold principally through an in-house marketing staff and independent sales representatives to mass merchandisers, specialty shops and chain stores and to the off-shore oil industry, commercial fishermen and other commercial users.

  Full-Suspension Mountain Bikes. Girvin, which was acquired by the Company in October 1993, designs and distributes high quality full-suspension mountain bikes and components under the names ProFlex, Girvin, Flexstem and Vector in the United States and internationally. The mountain bike market in the U.S., as represented by sales of independent bicycle dealers, is estimated to be approximately $650 million at wholesale based upon recent information compiled by Bicycle Retailer & Industry News, an industry publication. The Company believes that full-suspension bikes are a fast growing segment of the mountain bike market due to the performance and comfort provided by full-suspension bikes which have shock absorbing elements for both front and rear wheels, thereby improving climbing ability and decreasing rider fatigue and off-road vibration. Girvin is a pioneer of full-suspension, and the Company believes it is the largest distributor of full-suspension mountain bikes in the United States. Its ProFlex 855 model was recently named "Dual Suspension Bike of the Year" by Mountain Biking Magazine and was named the Grand Award winner for recreational products in Popular Science's 1994 Best of What's New edition. Girvin manufactures certain components, including front forks, at its facility in the United States. The bikes are assembled to Girvin's specifications by a vendor in Taiwan and are distributed through an in-house marketing staff and by independent sales representatives to independent bicycle dealers in the U.S., and through distributors internationally. To assist in its marketing efforts, Girvin co-sponsors the BMW/ProFlex mountain bike team.

  Backpacks. Dana Design, which was acquired by the Company in February 1995, is the #1 manufacturer and distributor of high-end backpacks in the U.S. according to Outdoor Retailer Magazine. Dana Design products are known for their comfort, high quality and innovative features, such as custom fitting. Dana Design backpacks are manufactured by the Company in the United States for sale by independent sales representatives to specialty retailers in the United States. The Wilderness Experience backpacks and other related apparel lines were acquired by the Company in December 1994, and offer products at more popular price points. The Company believes that its manufacturing expertise, marketing capabilities and financial support will benefit these businesses.

ACTIVE AND SPORTING APPAREL

  The Company's active and sporting apparel products include Hilton active apparel, K2 ski apparel, Charles Bastion golf apparel and NASCAR licensed apparel. Net sales of active and sporting apparel products were $40.1 million in 1994, $34.9 million in 1993 and $35.3 million in 1992.

  Active Wear. The Company's Hilton business manufactures and distributes jackets, shirts, fleece tops and other active wear under the Hilton and USA brand names. These products are primarily sold in the United States to advertising specialty customers, embroiderers and screen printers who in turn sell imprinted items, including garments, to corporate buyers, among others. Hilton and USA apparel is manufactured by the Company in the United States and is of high quality. The Company believes that its quick response to orders placed is critical to the success of the Hilton advertising specialty business. In addition, the Company continually updates Hilton and USA merchandise, introducing over 54 new products since January 1, 1993. Hilton and USA products are sold through catalogs, by a direct sales force and by independent sales representatives. The Company has recently introduced a line of Charles Bastion golf shirts and a broad line of NASCAR licensed apparel.

  Ski Apparel. K2 ski apparel is manufactured to the Company's specifications by various suppliers located in Europe and Asia. K2 apparel, which is sold principally in Europe, is of high quality and sold at higher price points. The apparel is principally sold through independent distributors for which the Company receives royalty income except in Germany where it is sold through a Company-owned distributor.

HOME RECREATIONAL PRODUCTS

  The Company's home recreational products consist of Anthony pools and pool equipment and Poolsaver swimming pool covers. Net sales of home recreational products were $67.4 million in 1994, $57.9 million in 1993 and $60.5 million in 1992.

  Anthony Pools constructs and remodels residential inground swimming pools in five regions in or near major cities in California, Texas and along the eastern seaboard. The Company believes that Anthony is one of the two largest builders of residential concrete pools in the United States. Anthony also distributes swimming pool equipment, such as filters and heaters, which are installed in pools built by Anthony or sold to independent pool builders under an authorized dealership program in markets not served by Anthony. Replacement parts and equipment are sold by authorized service centers. Poolsaver, acquired by the Company in 1988, manufactures and installs motorized and hand operated swimming pool covers for inground pools. The Company believes that it is one of the largest manufacturers of motorized pool covers in the United States. Poolsaver also provides service on installed pool covers through its service organization. Sales of pool covers are made to consumers and pool builders through Poolsaver branches in or near major cities in California and through distributors and dealers in markets in which Poolsaver does not have offices.

INDUSTRIAL PRODUCTS

  Net sales of industrial products were $170.3 million in 1994, $146.1 million in 1993 and $135.4 million in 1992. The Company's industrial products segment historically has contributed to operations by providing a base of generally consistent earnings and cash flow. Cash flow generated by the Company's industrial products businesses has been and is expected to continue to be used in part to fund the growth of the Company's sporting goods businesses.

  The following table lists certain of the Company's principal industrial products and the brand names under which they are sold.


         PRODUCT                                     BRAND NAME
         -------                                     ----------
      Monofilament Line                              Shakespeare
      Fiberglass Utility and Decorative Light Poles  Shakespeare
      Marine Radio Antennas                          Shakespeare
      Coated and Laminated Paperboard Products       Thermo-ply
      Protective Building Wrap                       Barricade, R-Wrap
      Synthetic Commercial Building Coatings         Finestone


  Monofilament Line. Nylon and polyester monofilament line is domestically manufactured by the Company in a variety of diameters, tensile strengths and softness for use in various applications including the manufacture of woven mats for use by paper producers in the U.S., Europe and South America and for use as line in weed trimmers in the United States. The Company believes that it has the #1 U.S. market share for monofilament in paperweaving and weed trimmer applications. Fishing line is also manufactured domestically and marketed by Shakespeare's fishing tackle division to retailers and mass merchandisers. Monofilament produced for sale in Europe for woven mats is manufactured primarily in the Company's U.K. facility.

  Fiberglass Utility and Decorative Light Poles. The Company produces fiberglass products including utility and decorative light poles which are manufactured and sold under the Shakespeare name in the United States principally to utility companies and municipalities. The Company believes that it has the #1 market share for fiberglass light poles in the U.S., a market it believes is growing due to the acceptance of fiberglass as a durable, relatively light weight and easy to install alternative to aluminum and wood. The Company believes that a large majority of major utilities in the U.S. have approved the use of fiberglass light and utility poles.

  Marine Radio Antennas. The Company manufactures in the United States fiberglass radio antennas for marine, citizen band and military application under the Shakespeare name. These products are sold primarily in the United States, and the Company has the #1 market share in marine antennas in the United States. Anthony also distributes marine radios and other marine electronics under the Shakespeare name which are manufactured in Asia to the Company's specifications. These antennas, radios and other marine electronics are sold by an in-house sales department and independent sales representatives to specialty marine dealers.

  Coated and Laminated Paperboard Products. Anthony's Simplex business manufactures a wide range of coated and laminated paperboard products, which include insulative sheathing marketed under the trademark Thermo-ply, container components for fiber drums and flexible packaging paperboard products. These products are manufactured in the U.S. and are sold to a large number of customers in the domestic residential and manufactured housing, container and industrial packaging industries, and in the case of Thermo-ply, also to the Japanese residential housing industry. The Company believes that it has the #1 market share in the United States for laminated and coated paperboard insulative sheathing. The Company also operates a paper recycling mill which produces chip paperboard primarily used in the manufacture of Thermo-ply and secondarily sold to others in nonconstruction related markets.

  Protective Building Wrap. The Company manufactures and sells protective building wrap in the U.S. under the names R-Wrap and Barricade to the domestic residential and manufactured housing industries. These products are generally sold through distributors to home builders.

  Synthetic Commercial Building Coatings. The Company manufactures and sells synthetic commercial building coatings in the U.S. under the name Finestone to the domestic commercial construction industry. These products are marketed primarily to architects and builders.

COMPETITION

  The Company's competition varies among its business lines. The sporting goods and recreational products markets are generally highly competitive, with competition mainly centering on product innovation, performance and styling, price, marketing and delivery. Competition in these products (other than snowboards, active apparel and swimming pools) consists of a relatively small number of large producers, some of whom have greater financial and other resources than the Company. A large number of companies compete in snowboards and active apparel, and in the swimming pool market the Company has one national competitor and many smaller competitors which are privately owned or which consist of small franchised pool building operations. While the Company believes that its well recognized brand names, established distribution networks and reputation for developing and introducing innovative products have been key factors in the successful introduction of its sporting goods products, there are no significant technological or capital barriers to entry into the markets for many sporting goods and recreational products. These markets face competition from other leisure activities, and sales of leisure products are affected by changes in consumer tastes, which are difficult to predict.

  While the Company believes that in its industrial products segment it competes based on product quality, service and delivery the Company's industrial products are, in most instances, subject to price competition, ranging from moderate in marine antennas and monofilament line to intense for commodity-type products such as paperboard container components. Insulative sheathing products compete with substitute products and fiberglass utility and light poles compete with poles made of other materials, such as wood and aluminum. Certain industrial competitors have greater financial and other resources than the Company.

FOREIGN SOURCING AND RAW MATERIALS

  The Company has not experienced any substantial difficulty in obtaining raw materials, parts or finished goods inventory for its sporting goods and other recreational products businesses. Certain components and finished products, however, are manufactured or assembled abroad and therefore could be subject to interruption as a result of local unrest, currency exchange fluctuations, increased tariffs, trade difficulties and other factors. A major portion of the Company's fishing rods, including its Ugly Stik models, and reels are currently manufactured in the People's Republic of China which trades with the United States under a Most Favored Nation ("MFN") trade status. While the Company believes that alternative sources for its fishing rods and reels produced in China could be found, maintaining its existing costs of such products will depend on China's continuing to be treated under MFN tariff rates, which the U.S. from time to time has threatened to rescind. Early in 1995, the United States threatened trade sanctions against certain products made in China, including fishing rods. Shortly before such sanctions were to have become effective, however, they were withdrawn based on certain representations made by China relating to its future enforcement of intellectual property laws.

  The Company has not experienced any substantial difficulty in obtaining raw materials for its industrial product segment, although recycled corrugated scrap paper, a raw material used in the production of the Company's insulative sheathing, has become materially more expensive, a trend which the Company expects could continue. This increasing cost has had and could continue to have a significant impact on the profitability of the insulative sheathing line. While the Company has been able to raise its insulative sheathing prices to partially offset the increasing cost of this raw material, no assurances can be given of the Company's continued ability to do so.

SEASONALITY AND CYCLICALITY; BACKLOG

  Sales of the Company's sporting goods and other recreational products are generally highly seasonal and in many instances are dependent on weather conditions. The Company's industrial products are mildly seasonal. This seasonality causes the Company's financial results to vary from quarter to quarter, and the Company's sales are usually weakest in the first quarter. In addition, the nature of the Company's ski and snowboard businesses requires it to make relatively large investments in inventory in anticipation of these products' selling season, which runs from June through December, and relatively large investments in receivables during and shortly after such season. The delivery requirements of the Company's customers for their sporting goods products and active apparel also result in investment in significant amounts of inventory. The Company believes that another factor in its level of inventory investment is the shift by certain of its sporting goods customers from substantial purchases of pre-season inventories to deferral of deliveries until the products' retail seasons.

  Sales of sporting goods and other recreational products including, in particular, swimming pools, depend to a large extent on general economic conditions including the amount of discretionary income available for leisure activities, consumer confidence and the availability of consumer credit at reasonable interest rates. Sales of the Company's industrial products are dependent to varying degrees upon favorable economic conditions in the domestic housing, container and paper industries.

  As a result of the nature of many of the Company's businesses, backlog is generally not significant, and management believes it is not an important indicator of future sales.

CUSTOMERS

  The Company believes that its customer relationships are excellent, and no one customer of the Company accounted for ten percent or more of its consolidated annual net sales in 1993 or 1994. The loss, however, of one of the Company's two largest customers of its sporting goods products could have a significant impact on the Company's results of operations.

RESEARCH AND DEVELOPMENT

  Consistent with the Company's business strategy of continuing to develop innovative brand name products and improving the quality, cost and delivery of products, the Company maintains decentralized research and development departments at several of its manufacturing centers which are engaged in product development and the search for new applications and manufacturing processes. Expenditures for research and development activities totalled approximately $6.3 million in 1994, $4.3 million in 1993 and $3.5 million in 1992 and were expensed as a part of general and administrative expenses in the year incurred.

EMPLOYEES

  At March 31, 1995, the Company had approximately 4,000 employees and at each of December 31, 1994 and December 31, 1993, the Company had approximately 3,700 employees. The Company believes that its relations with employees generally have been good.

FACILITIES

  The table below provides information with respect to the principal production and distribution facilities utilized by the Company as of March 31, 1995.

                                           OWNED FACILITIES   LEASED FACILITIES
                                          ------------------- -----------------
                              TYPE OF      NO. OF    SQUARE    NO. OF   SQUARE
         LOCATION             FACILITY    LOCATIONS  FOOTAGE  LOCATIONS FOOTAGE
         --------          -------------- --------- --------- --------- -------
SPORTING GOODS AND
OTHER RECREATIONAL PROD-
UCTS
  Alabama................. Production          2      156,000
  California.............. Production                              1     25,000
  Illinois................ Distribution                            1     76,000
  Minnesota............... Distribution
                           and production      1      290,000
  Rhode Island............ Distribution
                           and production                          1     50,000
  South Carolina.......... Distribution
                           and production      2      140,000
  Washington.............. Distribution
                           and production      1      160,000      1     37,000
  Foreign................. Distribution
                           and production      3      101,000      6    147,000
                                             ---    ---------    ---    -------
    Subtotal..............                     9      847,000     10    335,000
                                             ---    ---------    ---    -------
INDUSTRIAL PRODUCTS
  Florida................. Production          1       73,000
  Michigan................ Production          2      278,000
  South Carolina.......... Production          2      484,000
                                             ---    ---------
    Subtotal..............                     5      835,000
                                             ---    ---------
      Total...............                    14    1,682,000     10    335,000
                                             ===    =========    ===    =======

  The corporate headquarters of the Company is located in 15,000 square feet of leased office space in Los Angeles, California, and the Company leases several other small spaces for sales offices throughout the United States. The terms of the Company's leases range from one to eight years, and many are renewable for additional periods. The termination of any lease expiring during 1995 or 1996 would not have a material adverse effect on the Company's operations.

  The Company believes that, in general, its plants and equipment are adequately maintained, in good operating condition and are adequate for the Company's present needs. The Company regularly upgrades and modernizes its facilities and equipment and expands its facilities to meet production and distribution requirements.

ENVIRONMENTAL FACTORS

  The Company is among several potentially responsible parties named in an EPA matter involving discharge of hazardous materials at an old waste disposal site in South Carolina. This action primarily seeks cleanup costs. The ultimate outcome of this matter cannot be predicted with certainty; however, to the extent to which not previously reserved against by the Company, management does not believe this matter will have a material adverse effect on the Company.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

  While product innovation is a highly important factor in the Company's sporting goods and other recreational products segment and many of the Company's innovations have been patented, the Company does not believe that the loss of any one patent would have a material adverse effect on it. Certain of its brand names, such as K2, K2 Exotech, Olin, Shakespeare, Ugly Stik, Anthony Pools, Poolsaver, Girvin, ProFlex, Hilton, Dana Design and Wilderness Experience are believed by the Company to be well recognized by consumers and therefore important in the sales of these products. Registered and other trademarks and tradenames of Company products are italicized in this Prospectus.

LEGAL PROCEEDINGS

  Certain of the Company's products are used in recreational settings which carry inherent risks including the possibility of serious bodily injury. From time to time the Company is named as a defendant in lawsuits asserting product liability claims relating to its sporting goods and other recreational products and, in particular, its swimming pools, diving boards and pool filters. To date none of these lawsuits has had a material effect on the Company, and the Company does not believe that any lawsuit now pending could reasonably be expected to have such an effect. The Company maintains product liability, general liability and excess liability insurance coverage. No assurances can be given that such insurance will continue to be available at an acceptable cost to the Company or that such coverage will be sufficient to cover one or more large claims, or that the insurers will not successfully disclaim coverage as to any pending or future claim.

                        DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's directors, executive officers and other key employees and its Chairman Emeritus.

                                           POSITION; PRINCIPAL       YEARS WITH
               NAME               AGE          OCCUPATION            COMPANY(1)
               ----               --- ----------------------------   ----------
 EXECUTIVE OFFICERS
    Bernard I. Forester.........   67 Chairman of the Board and          29
                                      Chief Executive Officer
    Richard M. Rodstein.........   40 President and Chief                11
                                      Operating Officer(2)
    Robert E. Doyle.............   48 Senior Vice President;             15
                                      President of Simplex
                                      Products
    John J. Rangel..............   41 Senior Vice President--            10
                                      Finance
    Tony H. Chow................   47 Vice President and Director        13
                                      of Taxes
    David G. Cook...............   57 Vice President; President of        6
                                      Stearns
    Woodrow P. Greene...........   50 Vice President--Quality and         3
                                      Process Improvement
    David H. Herzberg...........   52 Vice President; President of       15
                                      Shakespeare Monofilament
    Marilyn E. Lane.............   63 Vice President and Treasurer       35
    Franklin D. Leibow..........   45 Vice President; President of       19
                                      Hilton Active Apparel
    L. Wayne Shealy.............   44 Vice President; President of       15
                                      Shakespeare Electronics and
                                      Fiberglass
    Susan E. McConnell..........   51 Secretary                          22
 OTHER KEY EMPLOYEES
    J. Wayne Merck..............   35 President of Anthony                3
                                      Pools/Poolsaver
    Augustus Pitou, III.........   55 President of Girvin                 3
 FOUNDER AND CHAIRMAN EMERITUS
    Myron P. Anthony............   77 Retired                            49
 OUTSIDE DIRECTORS
    Robert T. Anthony...........   32 Director; Principal at              1
                                      management consulting firm
                                      of Concord Partners
    Richard L. Goldberg.........   59 Director; Member of the law        19
                                      firm of Proskauer Rose Goetz
                                      & Mendelsohn LLP(3)
    Abraham L. Gray.............   71 Director; Chairman of the          11
                                      Board, Gray Capital
                                      Corporation(4)
    Hugh V. Hunter..............   77 Director; President, Hugh V.       23
                                      Hunter Accountancy
                                      Corporation(3)(4)
    John H. Offermans...........   66 Director; Real Estate Broker        8
                                      and Consultant(4)
    John B. Simon...............   70 Director; Private                   9
                                      Investor(3)
    Sol S. Weiner...............   76 Director; President, Sol S.        16
                                      Weiner Investments, Inc.(4)

- --------
(1) In the case of executive officers and other key employees who became associated with the Company as a result of its acquisition of a business, this column sets forth the number of years since the Company made such acquisition.

(2) Mr. Rodstein has been nominated for election to the Company's Board of Directors at the Company's Annual Meeting of Shareholders to be held on May 4, 1995.

(3) Member of Compensation Committee.

(4) Member of Audit Committee.

                              CERTAIN SHAREHOLDERS

  The table below sets forth the ownership of the Company's Common Stock as of March 31, 1995 by (i) Bernard I. Forester, the Company's Chairman of the Board and Chief Executive Officer; (ii) each person known to the Company to own five percent or more of the Common Stock outstanding prior to this offering; and
(iii) all directors and executive officers as a group. Except as otherwise indicated, the shareholders listed have sole voting and investment power over the shares held by them.

                                                        PERCENTAGE OF
                                                         COMMON STOCK
                                                    BENEFICIALLY OWNED(1)
                             SHARES OF COMMON STOCK --------------------------
                             BENEFICIALLY OWNED AS  PRIOR TO         AFTER
            NAME               OF MARCH 31, 1995    OFFERING      OFFERING(2)
            ----             ---------------------- --------      ------------
Bernard I. Forester.........         548,827(3)             4.6%            3.5%
Abraham L. Gray.............         619,743(4)             5.2             3.9
David L. Babson & Company,
 Inc. ......................         755,613(5)             6.4             4.8
Myron P. Anthony............       1,034,196(6)             8.7             6.5
Trust under Employee Stock
 Ownership Plan.............       2,370,322               20.0            14.9
All directors and executive
 officers as a group
 (19 persons)...............       1,973,814(7)            16.3            12.4

- --------
(1) The shares subject to options described in notes (3) and (4) for each individual were deemed to be outstanding for purposes of calculating the percentage owned by such individual.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) Includes 11,576 shares of Common Stock which Mr. Forester has the right to acquire through the exercise of currently exercisable options and 49,764 shares allocated to his account under the Company's ESOP. Does not include stock options for an additional 103,998 shares of Common Stock which become exercisable over a period of three years, or earlier in certain events.

(4) Includes 210 shares of Common Stock which Mr. Gray has the right to acquire through the exercise of currently exercisable options.

(5) Based on the shareholder's Schedule 13G, dated February 10, 1995.

(6) Includes 947 shares allocated to Mr. Anthony's account under the Company's ESOP and 1,033,249 shares as to which he has sole voting and investment power. An additional 375,316 shares (3.2% prior to this offering and 2.4% after the offering) are owned by Mr. Anthony's wife. Mr. Anthony and his wife are the parents of Robert T. Anthony, a director of the Company.

(7) Includes 137,108 shares subject to currently exercisable options and 150,079 shares allocated to accounts under the Company's ESOP. Does not include shares owned by Myron P. Anthony or those of his wife.

                          DESCRIPTION OF CAPITAL STOCK

  The following description of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete descriptions thereof set forth in the documents incorporated by reference in this Prospectus and to the Restated Certificate of Incorporation, the By-Laws of the Company and the Rights Agreement, dated August 10, 1989, between the Company and The Harris Trust Company of New York (the "Rights Agreement"), which either are exhibits to documents incorporated by reference into this Prospectus or have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $1.00 per share, and 12,500,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). At March 31, 1995, 11,874,128 shares of Common Stock were issued and outstanding on an undiluted basis, and no shares of Preferred Stock were issued and outstanding.

COMMON STOCK

  The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Common Stock are fully paid and non-assessable, are noncumulative and have one vote on any matter submitted to the vote of shareholders. The Common Stock does not have cumulative voting rights. Upon any liquidation of the Company, the holders of Common Stock are entitled to receive, on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on Preferred Stock, if any. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of Preferred Stock, if any). The Company's Credit Line, Short-Term Facility and certain of its other debt agreements contain restrictions on its payment of cash dividends. See "Price Range of Common Stock and Dividends." As of March 31, 1995, there were approximately 1,893 holders of record of the Company's Common Stock. The Harris Trust Company of California is Transfer Agent, Registrar and Dividend Disbursing Agent for the Common Stock.

PREFERRED STOCK

  The Board of Directors, without further action by the shareholders, is authorized to issue the Preferred Stock in one or more series and to designate as to any such series the dividend rate, redemption prices, liquidation preferences, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications, including preferences, special rights and qualifications that could adversely affect the voting power and liquidation rights of the holders of Common Stock. As of the date of this Prospectus, the Board of Directors has not authorized the issuance of any Preferred Stock other than the Preferred Shares issuable upon exercise of the Rights, as described below.

PREFERRED STOCK PURCHASE RIGHTS

  Holders of outstanding shares of Common Stock and each share issued prior to the occurrence of certain specified events which could cause a person or group to own 20% or more of the outstanding shares of Common Stock (the date of such occurrence, the "Distribution Date," and such person or group, the "Acquiring Person") are entitled to receive one Preferred Stock Purchase Right ("Right") for each share of Common Stock held. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares"), subject to adjustment, at a current exercise price of $51.71 per Preferred Share, subject to adjustment. Until the Distribution Date, the Rights will not be exercisable and will attach to, and be transferred with and only with certificates for Common Stock. After the Distribution Date, separate certificates evidencing the Rights will be issued. Should a person or group (other than certain exempted groups, such as the ESOP) become an Acquiring Person, each holder of a Right shall thereafter have the right to receive, upon exercise, shares of Common Stock (or certain Common Stock equivalents) having a value equal to two times the exercise price of the Rights, and any Rights beneficially owned by the Acquiring Person, its associates, affiliates and transferees, shall become null and void. If the Company subsequently engages in certain mergers, business combinations or asset sales with the Acquiring Person, each holder of a Right other than the Acquiring Person and its affiliates is thereafter entitled, upon payment of the exercise price, to receive stock of the Acquiring Person having a market value of twice the exercise price.

  At any time prior to the date of announcement of the existence of an Acquiring Person (the "Share Acquisition Date"), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right. At any time after a person or group becomes an Acquiring Person, the Board of Directors may exchange the Rights in whole, but not in part, at an exchange ratio of one share of Common Stock (or one Common Stock equivalent) per Right. The Purchase Price payable, and the number of Preferred Shares and other securities issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of certain transactions by the Company. Until a Right is exercised, the holder thereof will have no right as a shareholder of the Company. The terms of the Rights may be amended by the Company, provided that following the earlier of the Share Acquisition Date and the Distribution Date the amendment does not adversely affect the interests of holders of Rights (other than an Acquiring Person) and provided that no amendment shall be made which decreases the Rights' redemption price.

  Each share of Series A Preferred Stock issuable upon exercise of the Rights entitles its holder to receive, if declared by the Board of Directors, cumulative dividends at the quarterly rate of the greater of (i) $1.00 or (ii) 100 times the aggregate per share amount of certain dividends declared on Common Stock, subject to adjustment, payable before the Company may declare or pay dividends on, or purchase shares of, Common Stock. Upon any voluntary liquidation, dissolution or winding up of the Company, before any distribution is made to holders of shares of Common Stock, the holders of Series A Preferred Stock will be entitled to receive the greater of (i) $100.00 per share plus all dividends accrued and unpaid to the date of payment or (ii) 100 times the aggregate amount to be distributed per share to holders of Common Stock, subject to adjustment. Series A Preferred Stock will not be redeemable. If the Company enters into a merger or certain other transactions, holders of the Series A Preferred Stock will be entitled to receive 100 times the aggregate amount of consideration for which the Common Stock is exchanged in the transaction, subject to adjustment. Each share of Series A Preferred Stock will entitle its holder to 100 votes on all matters submitted to a vote of the shareholders and such holder shall vote with the holders of Common Stock as one class on such matters, except where otherwise provided by law or in the Company's Certificate of Incorporation. In addition, if dividends on the Series A Preferred Stock become in arrears in an aggregate amount equal to the full semiannual dividends thereon, the holders of Series A Preferred Stock (together with all holders of other series of Preferred Stock upon which such voting rights have been conferred) will be entitled to elect two directors until all accrued and unpaid dividends have been declared and paid or set apart for payment.

DELAWARE ANTI-TAKEOVER LAW

  Section 203 of the Delaware General Corporation Law ("Section 203") provides in general that a shareholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such shares may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the shareholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the shareholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder. Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or committed by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. The Company's shareholders, by adopting an amendment to the Certificate of Incorporation or By-Laws of the Company, may elect not to be governed by Section 203, effective 12 months after adoption, and no such election has been made.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

  The Company's Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. The Company's Certificate of Incorporation also requires that mergers, certain other business combinations and similar transactions involving the Company and the beneficial owner of more than 10% of the Company's voting shares (an "Interested Shareholder") be approved by at least an 80% vote of the outstanding voting shares (including a two-thirds vote of shares not held by the Interested Shareholder) unless the transaction is either approved by two-thirds of the members of the Board of Directors who are both unaffiliated with the Interested Shareholder and were Directors before the Interested Shareholder became such or unless certain minimum consideration and procedural requirements are met. The Company's Certificate of Incorporation requires a vote of at least 66% of the outstanding shares to approve any merger, consolidation of the Company, or the sale of all or substantially all of its assets.

EMPLOYEE STOCK OWNERSHIP PLAN

  The Company established its Employee Stock Ownership Plan or "ESOP" in 1979. As of March 31, 1995, First Interstate Bank, as trustee for the ESOP, owned approximately 20% of the outstanding Common Stock. The trustee votes allocated shares held by it in accordance with the instructions of the persons to whose account the shares are allocated and votes unallocated shares (and allocated shares as to which no instructions are received) in the same proportions as those instructions.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc, A.G. Edwards & Sons, Inc. and Smith Barney Inc. are acting as representatives (the "Representatives"), and each such Underwriter has severally agreed to purchase, the respective number of shares of Common Stock set forth opposite its name below.

                                                                        NUMBER
       UNDERWRITER                                                     OF SHARES
       -----------                                                     ---------
       Salomon Brothers Inc...........................................
       A.G. Edwards & Sons, Inc.......................................
       Smith Barney Inc...............................................
                                                                       ---------
           Total...................................................... 4,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than the shares covered by the Underwriters' over-allotment option described below) if any such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow and such dealers may reallow a discount not
in excess of $     per share to certain other dealers. After this offering, the public offering price and other selling terms may be changed.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only for purposes of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase such additional shares in approximately the same proportion as the number of shares of Common Stock to be purchased by such Underwriter shown in the preceding table bears to the 4,000,000 shares of Common Stock offered hereby.

  Subject to certain exceptions, the Company and its executive officers and directors have agreed that they will not, without the prior written consent of the Representatives, sell, offer or contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or options or other rights to acquire, or securities convertible into or exchangeable for, Common Stock, for a period of 90 days following the closing of the sale of the shares of Common Stock offered hereby.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Richard L. Goldberg, a member of Proskauer Rose Goetz & Mendelsohn LLP, is a director of the Company. Munger, Tolles & Olson, Los Angeles, California, will pass on certain legal matters for the Underwriters.

                                    EXPERTS

  The Consolidated Financial Statements of Anthony Industries, Inc. at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included herein have been audited by Ernst & Young LLP, independent auditors, and the information under the caption "Selected Consolidated Financial Data" for each of the five years in the period ended December 31, 1994 included herein have been derived from the consolidated financial statements audited by Ernst & Young LLP as set forth in their reports thereon included herein. Such Consolidated Financial Statements and Selected Consolidated Financial Data are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ANTHONY INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors...........................................  F-2
Statements of Consolidated Income for the years ended December 31, 1992,
 1993 and 1994 and for the three months ended March 31, 1994 and 1995
 (unaudited).............................................................  F-3
Consolidated Balance Sheets as of December 31, 1993 and 1994 and March
 31, 1995 (unaudited)....................................................  F-4
Statements of Consolidated Cash Flows for the years ended December 31,
 1992, 1993 and 1994 and for the three months ended March 31, 1994 and
 1995 (unaudited) .......................................................  F-5
Statements of Consolidated Shareholders' Equity for the three years ended
 December 31, 1994, and for the three months ended March 31, 1995 (unau-
 dited)..................................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                            ANTHONY INDUSTRIES, INC.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Anthony Industries, Inc.

  We have audited the accompanying consolidated balance sheets of Anthony Industries, Inc. and subsidiaries as of December 31, 1993 and 1994, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Anthony Industries, Inc. and subsidiaries at December 31, 1993 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets as of December 31, 1990, 1991 and 1992 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 1990 and 1991 (none of which are presented separately herein); and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in "Selected Consolidated Financial Data" for each of the five years in the period ended December 31, 1994, appearing in this Prospectus, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

                                          Ernst & Young LLP
Los Angeles, California
February 14, 1995,
except for Note 12, as to which
the date is April 25, 1995

                            ANTHONY INDUSTRIES, INC.

                       STATEMENTS OF CONSOLIDATED INCOME
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE FIGURES)

                                                            THREE MONTHS
                                YEARS ENDED DECEMBER 31,   ENDED MARCH 31,
                               -------------------------- -----------------
                                 1992     1993     1994     1994     1995
                               -------- -------- -------- -------- --------
                                                               (UNAUDITED)
Net Sales..................... $402,047 $431,640 $502,444 $109,735 $145,018
Other Income..................    1,159    1,305    1,578      368      318
                               -------- -------- -------- -------- --------
                                403,206  432,945  504,022  110,103  145,336
Costs and expenses
  Cost of products sold.......  296,006  321,366  370,902   83,053  109,712
  Selling expenses............   52,199   52,254   61,023   14,157   17,477
  General and administrative
   expenses...................   35,313   36,605   44,283   10,609   12,588
  Interest expense............    6,777    5,759    7,481    1,574    2,832
                               -------- -------- -------- -------- --------
                                390,295  415,984  483,689  109,393  142,609
                               -------- -------- -------- -------- --------
Income before provision for
 income taxes.................   12,911   16,961   20,333      710    2,727
Provision for income taxes....    4,390    5,840    7,300      250      640
                               -------- -------- -------- -------- --------
Net Income.................... $  8,521 $ 11,121 $ 13,033 $    460 $  2,087
                               ======== ======== ======== ======== ========
Per Share..................... $    .73 $    .94 $   1.09 $    .04 $    .17
                               ======== ======== ======== ======== ========


                 See notes to consolidated financial statements

                            ANTHONY INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE FIGURES)

                                              DECEMBER 31,      MARCH 31,
                                            ------------------  ---------
                                              1993      1994       1995
                                            --------  --------  ---------
                                                                (UNAUDITED)
ASSETS
Current Assets
  Cash and cash equivalents................ $  5,860  $  7,700  $  5,813
  Accounts receivable less allowances of
   $7,262 in 1993, $8,425 in 1994 and
   $7,091 at March 31, 1995................   90,056   111,154   125,640
  Inventories, net.........................   82,375   101,742   107,281
  Deferred taxes...........................    6,392     7,928     7,465
  Prepaid expenses and other current as-
   sets....................................    3,073     4,324     5,807
                                            --------  --------  --------
    Total current assets...................  187,756   232,848   252,006
Property, Plant and Equipment
  Land and land improvements...............    1,617     1,665     1,665
  Buildings and leasehold improvements.....   25,367    26,797    28,232
  Machinery and equipment..................   92,356    99,138   101,897
  Construction in progress.................    2,745     3,859     5,064
                                            --------  --------  --------
                                             122,085   131,459   136,858
  Less allowance for depreciation..........   71,991    79,095    81,986
                                            --------  --------  --------
                                              50,094    52,364    54,872
Other Assets
  Intangibles, principally goodwill, net...   15,829    15,825    17,405
  Other....................................    3,600     3,377     3,710
                                            --------  --------  --------
    Total Assets........................... $257,279  $304,414  $327,993
                                            ========  ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Bank loans............................... $  6,288  $ 18,341  $ 35,432
  Accounts payable.........................   25,144    26,858    29,016
  Accrued payroll and related..............   17,442    18,697    15,959
  Other accruals...........................   14,378    15,788    19,042
  Current portion of long-term debt........    6,724     2,918     2,902
                                            --------  --------  --------
    Total current liabilities..............   69,976    82,602   102,351
Long-Term Debt.............................   87,271   109,921   110,822
Deferred Taxes.............................   11,376    12,895    12,925
Commitments and Contingencies
Shareholders' Equity
  Preferred Stock, $1 par value, authorized
   12,500,000 shares, none issued..........       --        --        --
  Common Stock, $1 par value, authorized
   40,000,000 shares, issued shares--
   11,681,393 in 1993, 12,322,851 in 1994
   and 12,355,187 at March 31, 1995 .......   11,681    12,323    12,355
  Additional paid-in-capital...............   56,863    66,973    67,229
  Retained earnings........................   30,895    28,994    29,775
  Employee Stock Ownership Plan and stock
   option loans............................   (3,361)   (3,937)   (3,908)
  Treasury shares at cost, 469,681 shares
   in 1993 and 481,059 shares in 1994 and
   at March 31, 1995 ......................   (3,993)   (4,189)   (4,189)
  Cumulative translation adjustments.......   (3,429)   (1,168)      633
                                            --------  --------  --------
    Total Shareholders' Equity.............   88,656    98,996   101,895
                                            --------  --------  --------
    Total Liabilities and Shareholders'
     Equity................................ $257,279  $304,414  $327,993
                                            ========  ========  ========

                 See notes to consolidated financial statements

                            ANTHONY INDUSTRIES, INC.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                    YEARS ENDED DECEMBER       THREE MONTHS
                                             31,              ENDED MARCH 31,
                                   -------------------------  ----------------
                                    1992     1993     1994     1994     1995
                                   -------  -------  -------  ------  --------
                                                                (UNAUDITED)
OPERATING ACTIVITIES
  Net income...................... $ 8,521  $11,121  $13,033  $  460  $  2,087
  Adjustments to reconcile net in-
   come to net cash provided by
   (used in) operating
   activities:
    Depreciation..................   8,687    8,190    7,705   2,059     2,157
    Amortization..................     966      893      929     237       211
    Deferred taxes................   2,179      515      (17)   (576)      466
    Changes in operating assets
     and liabilities:
      Accounts receivable......... (11,087) (10,858) (21,098) (5,449)  (13,948)
      Inventories.................  (6,838)  (4,092) (19,367) (2,156)   (4,143)
      Prepaid expenses and other
       current
       assets.....................  (1,034)     884   (1,251)   (804)   (1,388)
      Accounts payable............    (800)   2,584    1,714   1,851     1,478
      Payrolls and other accruals.    (923)   1,093    2,666   2,083       155
                                   -------  -------  -------  ------  --------
  Net cash provided by (used in)
   operating
   activities.....................    (329)  10,330  (15,686) (2,295)  (12,925)
                                   -------  -------  -------  ------  --------
INVESTING ACTIVITIES
  Property, plant and equipment
   expenditures...................  (7,131)  (8,715) (11,620) (1,880)   (4,468)
  Disposals of property, plant and
   equipment......................     310      304    1,924      37       495
  Purchase of businesses, net of
   cash acquired..................     --      (932)     --      --     (2,159)
  Other items, net................  (2,260)  (3,108)   1,068     959     1,034
                                   -------  -------  -------  ------  --------
  Net cash used in investing ac-
   tivities.......................  (9,081) (12,451)  (8,628)   (884)   (5,098)
                                   -------  -------  -------  ------  --------
FINANCING ACTIVITIES
  Borrowings under long-term debt.  40,000   21,500   22,582   5,328     1,000
  Payments of long-term debt...... (10,078)  (6,534)  (3,738) (3,646)     (771)
  Net increase (decrease) in
   short-term bank loans.......... (17,216)  (5,004)  12,053     399    17,095
  Exercise of stock options.......     222      629      267     165       118
  Dividends paid..................  (4,464)  (4,733)  (5,010) (1,235)   (1,306)
                                   -------  -------  -------  ------  --------
  Net cash provided by financing
   activities.....................   8,464    5,858   26,154   1,011    16,136
                                   -------  -------  -------  ------  --------
Net increase (decrease) in cash
 and cash
 equivalents......................    (946)   3,737    1,840  (2,168)   (1,887)
Cash and cash equivalents at be-
 ginning of period................   3,069    2,123    5,860   5,860     7,700
                                   -------  -------  -------  ------  --------
Cash and cash equivalents at end
 of period........................ $ 2,123  $ 5,860  $ 7,700  $3,692  $  5,813
                                   =======  =======  =======  ======  ========

                 See notes to consolidated financial statements

                            ANTHONY INDUSTRIES, INC.

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
              (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE FIGURES)

                           FOR THE THREE YEARS ENDED DECEMBER 31, 1994 AND THE THREE MONTHS ENDED
                                                       MARCH 31, 1995
                          --------------------------------------------------------------------------
                                                       EMPLOYEE STOCK
                                  ADDITIONAL           OWNERSHIP PLAN TREASURY  CUMULATIVE
                          COMMON   PAID-IN   RETAINED    AND STOCK     SHARES   TRANSLATION
                           STOCK   CAPITAL   EARNINGS   OPTION LOANS  AT COST   ADJUSTMENTS  TOTAL
                          ------- ---------- --------  -------------- --------  ----------- --------
BALANCE AT JANUARY 1,
 1992...................  $10,466  $41,727   $35,117      $(2,919)    $(3,993)    $  265     $80,663
Net income for the year
 1992...................                       8,521                                           8,521
Exercise of stock op-
 tions..................       86      696                   (560)                               222
Cash dividends, $.385
 per share..............                      (4,464)                                         (4,464)
Stock dividends, 5%,
 plus cash in lieu of
 fractional shares......      499    5,554    (6,062)                                             (9)
Translation adjustments.                                                          (1,662)     (1,662)
Employee Stock Ownership
 Plan, amortization and
 partial loan repayment.                                      327                                327
                          -------  -------   -------      -------     -------     ------    --------
BALANCE AT DECEMBER 31,
 1992...................   11,051   47,977    33,112       (3,152)     (3,993)    (1,397)     83,598
Net income for the year
 1993...................                      11,121                                          11,121
Exercise of stock op-
 tions..................       97      828                   (296)                               629
Cash dividends, $.405
 per share..............                      (4,733)                                         (4,733)
Stock dividends, 5% plus
 cash in lieu of frac-
 tional shares..........      533    8,058    (8,605)                                            (14)
Translation adjustments.                                                          (2,032)     (2,032)
Employee Stock Ownership
 Plan, amortization and
 partial loan
 repayment..............                                       87                                 87
                          -------  -------   -------      -------     -------     ------    --------
BALANCE AT DECEMBER 31,
 1993...................   11,681   56,863    30,895       (3,361)     (3,993)    (3,429)     88,656
Net income for the year
 1994...................                      13,033                                          13,033
Exercise of stock op-
 tions..................       78      764                   (575)                               267
Cash dividends, $.425
 per share..............                      (5,010)                                         (5,010)
Stock dividend, 5%, plus
 cash in lieu of frac-
 tional shares..........      562    9,348    (9,924)                                            (14)
Translation adjustments.                                                           2,261       2,261
Repurchase of shares and
 stock option loan re-
 payments...............        2       (2)                   303        (196)                   107
Employee Stock Ownership
 Plan, amortization and
 partial loan
 repayment..............                                     (304)                              (304)
                          -------  -------   -------      -------     -------     ------    --------
BALANCE AT DECEMBER 31,
 1994...................   12,323   66,973    28,994       (3,937)     (4,189)    (1,168)     98,996

                      ______________________ (UNAUDITED) ______________________

Net income for the three
 months ended March 31,
 1995...................                       2,087                                           2,087
Exercise of stock op-
 tions..................       32      256                   (170)                               118
Cash dividends, $.11 per
 share..................                      (1,306)                                         (1,306)
Translation adjustments.                                                           1,801       1,801
Stock option loan repay-
 ments..................                                      195                                195
Employee Stock Ownership
 Plan, amortization and
 partial loan repayment.                                        4                                  4
                          -------  -------   -------      -------     -------     ------    --------
BALANCE AT MARCH 31,
 1995...................  $12,355  $67,229   $29,775      $(3,908)    $(4,189)    $  633    $101,895
                          =======  =======   =======      =======     =======     ======    ========


                 See notes to consolidated financial statements

                            ANTHONY INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Shakespeare Company, K2 Corporation, Stearns Manufacturing Company and Girvin Inc., and Dana Design Ltd. for the period from February 4, 1995, the date of acquisition.

 Fiscal Periods

  The Company maintains its books using a 52/53 week year ending on the last Sunday of December. For purposes of the consolidated financial statements, the year-end is stated as December 31. Each of the years ended in 1992, 1993 and 1994 consisted of 52 weeks and each of the quarters in 1993 and 1994 consisted of 13 weeks. The year ending December 31, 1995 will consist of 53 weeks with the additional week included in the first quarter ended March 31, 1995.

 Interim Financial Information

  The unaudited financial statements for the three months ended March 31, 1994 and 1995 have been prepared on the same basis as the audited financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included in the unaudited financial statements. The results for the three months ended March 31, 1995 are not necessarily indicative of the results to be expected for the full year and for any other interim period.

  Income taxes for the three months ended March 31, 1994 and 1995 are based on the estimated effective annual rate applicable for the full year. The income tax provision for the three months ended March 31, 1995 included a $259,000 foreign tax settlement.

 Cash Equivalents

  Short-term investments (including any debt securities) that are part of the Company's cash management portfolio are classified as cash equivalents and are carried at amortized costs. These investments are highly liquid, are of limited credit risk and have original maturities of three months or less. The carrying amount of cash equivalents approximates market.

 Accounts Receivable and Allowances

  Accounts receivable are the result of the Company's worldwide sales activities. Although the Company's credit risk is spread across a large number of customers within a wide geographic area, periodic concentrations within a specific industry occur due to the seasonality of its businesses. As of December 31, 1994, the Company's receivables from the ski and snowboard industry amounted to 46% of total receivables. The Company performs periodic credit evaluations to manage its credit risk. Allowances include reserves for volume-related discounts of $2,712,000, $3,018,000, and $1,486,000 as of
December 31, 1993 and 1994 and March 31, 1995, respectively.

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined on the LIFO method with respect to approximately 49% and 46% of total inventories at December 31, 1993 and 1994, respectively. Cost was determined on the FIFO method for all other inventories.

 Income Taxes

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted by Statement No. 109, the Company has elected not to restate the financial statements of any prior years. The cumulative effect of the change on the Company's financial statements was not material. Income taxes have been provided using the liability method. For years prior to 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes," which provided for income taxes using the income statement approach.

 Property, Plant and Equipment

  Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method based upon the estimated useful lives of the assets.

 Intangibles

  Goodwill arising from acquisitions is amortized on a straight-line basis over a period up to 40 years. Other intangibles are amortized on a straight-line basis over 3 to 15 years. Accumulated amortization of intangibles as of December 31, 1993 and 1994 amounted to $5,143,000 and $6,004,000, respectively. The Company periodically reviews intangibles for impairment of value.

 Foreign Currency Translation

  The functional currency for most foreign operations is the local currency. Foreign currency financial statements are converted into United States dollars by translating balance sheet accounts at the current exchange rate at yearend and income statement items at the average exchange rate for the year, with the resulting translation adjustment made to a separate component of shareholders' equity. Transaction gains or losses, other than those related to items deemed to be of a long-term nature, are included in net income in the period in which they occur.

 Advertising Costs

  Advertising costs are generally expensed as incurred. Advertising costs for the years ended December 31, 1992, 1993 and 1994 amounted to $11,263,000, $11,050,000 and $12,943,000, respectively.

 Research and Development

  Research and development costs are charged to expense as incurred. Research and development costs for the years ended December 31, 1992, 1993 and 1994 amounted to $3,538,000, $4,290,000 and $6,298,000, respectively.

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Per Share Data

  Earnings and cash dividends per share data have been retroactively adjusted for stock dividends. Earnings per share were determined by dividing net income by the average outstanding shares, including common stock equivalents and ESOP shares, using the treasury stock method. Common stock equivalents include stock options. Primary earnings per share approximate earnings per share on a fully diluted basis.

NOTE 2--ACQUISITION OF BUSINESSES

  On October 14, 1993, the Company purchased certain assets of Ocean State International, Inc. ("Girvin"). Girvin is a distributor and manufacturer of ProFlex full-suspension mountain bikes and Girvin accessories for sale in the U.S. and Europe. Subsequent to the year end, the Company purchased Dana Design Ltd., a small manufacturer and distributor of backpacks primarily in the U.S. and the assets of two additional small businesses.

NOTE 3--INVENTORIES

  Inventories consist of the following:

                                                                        MARCH
                                                        DECEMBER 31,     31,
                                                      ---------------- --------
                                                       1993     1994     1995
                                                      ------- -------- --------
                                                             (THOUSANDS)
Finished goods....................................... $55,322 $ 66,900 $ 70,261
Work in process......................................   8,985    8,788   11,827
Raw materials........................................  24,164   32,216   31,488
                                                      ------- -------- --------
Total at lower of FIFO cost or market (approximates
 current cost).......................................  88,471  107,904  113,576
Less LIFO valuation reserve..........................   6,096    6,162    6,295
                                                      ------- -------- --------
                                                      $82,375 $101,742 $107,281
                                                      ======= ======== ========

NOTE 4--INCOME TAXES

  Pretax income for the years ended December 31 was taxed under the following jurisdictions:

                                                          1992    1993    1994
                                                         ------- ------- -------
                                                               (THOUSANDS)
Domestic................................................ $11,519 $13,631 $15,242
Foreign.................................................   1,392   3,330   5,091
                                                         ------- ------- -------
                                                         $12,911 $16,961 $20,333
                                                         ======= ======= =======

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)

NOTE 4--INCOME TAXES--(CONTINUED)

  Components of the income tax provision for the three years ended December 31 are:

                                    1992             1993               1994
                              ---------------- -----------------  ----------------
                              CURRENT DEFERRED CURRENT  DEFERRED  CURRENT DEFERRED
                              ------- -------- -------  --------  ------- --------
                                                 (THOUSANDS)
Federal...................... $3,375    $ 95   $5,575   $(1,095)  $5,610   $(760)
State........................    720      25    1,020       (85)   1,755     (85)
Foreign......................    195     (20)      (5)      430      505     275
                              ------    ----   ------   -------   ------   -----
                              $4,290    $100   $6,590   $  (750)  $7,870   $(570)
                              ======    ====   ======   =======   ======   =====

  The principal elements accounting for the difference between the statutory federal income tax rate and the effective tax rates for the three years ended December 31 are:

                                                               1992  1993  1994
                                                               ----  ----  ----
                                                                 (PERCENT)
Statutory federal income tax rate............................. 34.0  35.0  35.0
State income tax effect.......................................  3.8   3.6   5.3
U.S. tax effects of foreign earnings.......................... (2.8) (4.5) (5.0)
Other......................................................... (1.0)   .3    .6
                                                               ----  ----  ----
                                                               34.0  34.4  35.9
                                                               ====  ====  ====

  Deferred tax assets and liabilities are comprised of the following at December 31:

                                                                 1993    1994
                                                                ------- -------
                                                                  (THOUSANDS)
Depreciation................................................... $ 7,010 $ 7,031
Trademark amortization.........................................     167     207
Other..........................................................   4,199   5,657
                                                                ------- -------
  Long-term deferred tax liabilities, net...................... $11,376 $12,895
                                                                ======= =======
Insurance accruals............................................. $ 2,093 $ 1,967
Bad debt reserve...............................................     922   1,021
Other..........................................................   3,377   4,940
                                                                ------- -------
  Current deferred tax assets, net............................. $ 6,392 $ 7,928
                                                                ======= =======

  Income taxes paid, net of refunds, in the years ended December 31, 1992, 1993 and 1994 were $2.2 million, $5.3 million and $6.7 million, respectively.

  The income tax provision for the year ended December 31, 1994 includes $600,000 relating to a reclassification of the provision for certain state taxes which have historically been included in selling and general and administrative expense. The Company has elected not to restate the financial statements of any prior years, as such amounts were not material.

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)

NOTE 4--INCOME TAXES--(CONTINUED)

  No provision for United States income taxes has been made on undistributed earnings of foreign subsidiaries, since a substantial portion of these earnings has been permanently reinvested. At December 31, 1994, the foreign subsidiaries had unused operating loss carryforwards of approximately $7.5 million, of which approximately $1.8 million expires in 2001 and the remainder carries forward indefinitely. Since the use of these operating loss carryforwards is limited to future taxable earnings of the related foreign subsidiaries, a valuation allowance has been recognized to offset the deferred tax asset arising from such carryforwards.

NOTE 5--BORROWINGS AND OTHER FINANCIAL INSTRUMENTS

  At December 31, 1994, the Company had several foreign and domestic short-term lines of credit totaling up to $40.7 million. The foreign subsidiaries' lines of credit generally have no termination date but are reviewed annually for renewal and are denominated in the subsidiaries' local currencies. At December 31, 1994, amounts outstanding under such short-term lines of credit (bank loans) were $18.3 million at interest rates ranging from 5.75% to 11.2%. The weighted average interest rates on short-term lines of credit as of December 31, 1994 and 1993 were 6.5% and 7.1%, respectively.

  The principal components of long-term debt at December 31 are:

                                                                1993     1994
                                                               ------- --------
                                                                 (THOUSANDS)
Notes payable due in nine equal annual principal instalments beginning in 1996 through 2004 with semi-annual interest
 payable at 8.39%............................................  $40,000 $ 40,000
$70 million three-year bank revolving credit line due June
 28, 1997, quarterly interest payments due at LIBOR plus 3/4%
 and a commitment fee of 3/8% on the unused portion of the
 line through June 1997......................................   50,500   68,000
Note payable due in monthly instalments through February 2001 with interest payable monthly at LIBOR plus 1 1/2% (7 1/2%
 at December 31).............................................             4,703
Secured note payable to bank in semi-annual instalments of
 $211,300 including interest at 10% to January 2009--paid in
 full in 1994................................................    3,094
Other debt...................................................      401      136
                                                               ------- --------
                                                                93,995  112,839
Less--amounts due within one year............................    6,724    2,918
                                                               ------- --------
                                                               $87,271 $109,921
                                                               ======= ========

  The principal amount of long-term debt maturing in each of the four years following 1995 is:

                                                     (THOUSANDS)
                                                     -----------
         1996.......................................   $ 4,853
         1997.......................................    70,383
         1998.......................................     4,916
         1999.......................................     4,950

  Interest paid on short- and long-term debt for the years ended December 31, 1992, 1993 and 1994 was $6.8 million, $5.8 million and $7.5 million, respectively.

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 5--BORROWINGS AND OTHER FINANCIAL INSTRUMENTS--(CONTINUED)

  The $70 million revolving credit line is a component of an $85 million credit facility which provides for a $15 million sub-limit that may only be used for standby letters of credit. This facility is subject to an agreement which, among other things, restricts amounts available for payment of cash dividends by the Company. As of December 31, 1994, retained earnings of $7.9 million were free of such restrictions. Interest rates on the revolving line at December 31, 1994 ranged from 6.375% to 7.125%.

  The Company had $14.5 million of letters of credit outstanding as of December 31, 1994.

  On April 21, 1995, the Company amended its $85 million credit facility such that the $15 million available for standby letters of credit can also be used for operating purposes. Additionally, on April 27, 1995, the Company signed an agreement for an additional $40 million 364-day unsecured revolving short-term facility with the same lenders, and providing for substantially the same covenants, interest rate options and commitment fees as under the Company's $85 million credit facility discussed above.

  The Company has entered into interest rate swap agreements to manage its interest rate exposure on the $40 million 8.39% notes payable. During 1993, the Company converted the fixed rate to a variable rate by entering into an interest rate swap with a maturity in 1996. The Company subsequently entered into an offsetting swap effectively returning the debt to a fixed rate which also matures in 1996. The remaining gain of $66,000 is being recognized over the remaining life of the interest rate swap agreements. In 1994, the Company also entered into an interest rate swap agreement effectively converting the interest rate exposure on the $4.7 million bank loan described above to a fixed rate of 6.97%. The interest rate swap agreement matures at the time the related loan matures. The Company is exposed to credit loss in the event of nonperformance by the banks, who are parties to these agreements. However, in view of the substantial size and financial strength of these banks, the Company believes that non-performance is remote.

  The Company enters into forward exchange contracts to hedge certain anticipated and firm sales and purchases commitments which are denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to reduce the Company's risk to fluctuating exchange rates. At December 31, 1994, the Company had foreign exchange contracts with maturities of generally less than one year in the aggregate amount of $5.0 million, and with unrealized losses of $205,000. The unrealized losses will be recognized in earnings when realized and when the underlying transaction occurs. At December 31, 1994, the Company had no deferred realized gains or losses from forward exchange contracts.

  The carrying amounts for the short-term lines of credit and the long-term bank revolving credit line approximate their fair value since floating interest rates are charged which approximate market rates. The fair value of the $40 million 8.39% notes payable, based on quoted market prices, is $37.7 million as compared to a carrying amount of $40.0 million, and the fair value of the $4.7 million note payable is $4.2 million as compared to a carrying amount of $4.7 million.

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 6--COMMITMENTS AND CONTINGENCIES

  Future minimum payments under noncancelable operating leases as of December 31, 1994, are as follows:

      DECEMBER 31                                                    (THOUSANDS)
      -----------                                                    -----------
      1995..........................................................   $2,441
      1996..........................................................    2,058
      1997..........................................................    1,628
      1998..........................................................    1,493
      1999..........................................................      821
      2000-2008.....................................................      651
                                                                       ------
                                                                       $9,092
                                                                       ======

  Leases are primarily for rental of facilities, and about one-half of these contain renewal rights to extend the terms from one to ten years.

  Net rental expense, including those rents payable under noncancelable leases and month-to-month tenancies, amounted to $3,770,000, $3,609,000 and $3,837,000,for the years ended December 31, 1992, 1993 and 1994, respectively.

  The Company is subject to various legal actions and proceedings in the normal course of business. While the ultimate outcome of these matters cannot be predicted with certainty, and to the extent not previously provided, management does not believe these matters will have a material adverse effect on the Company's financial statements.

  The Company is among several potentially responsible parties named in a cleanup of a chemical waste disposal site in South Carolina under the Comprehensive Environmental Response, Compensation and Liability Act. The ultimate outcome of this matter cannot be predicted with certainty, however, to the extent to which not previously provided, management does not believe this matter will have a material adverse effect on the Company's financial statements.

NOTE 7--PENSION PLANS AND OTHER BENEFIT PLANS

  The Company sponsors several trusteed noncontributory defined benefit pension plans covering most of its employees. Benefits are generally based on years of service and the employee's highest compensation for five consecutive years during the years of credited service. Contributions are intended to provide for benefits attributable to service to date and service expected to be provided in the future. The Company funds these plans in accordance with the Employee Retirement Income Security Act of 1974 (ERISA).

  The Company also sponsors defined contribution pension plans covering certain domestic employees who are not covered by a defined benefit pension plan and substantially all Stearns employees. Contributions by the Company are determined as a percent of the amounts contributed by the respective employees.

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 7--PENSION PLANS AND OTHER BENEFIT PLANS--(CONTINUED)

  The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

                                     1993                        1994
                          --------------------------- ---------------------------
                          ASSETS EXCEED  ACCUMULATED  ASSETS EXCEED  ACCUMULATED
                           ACCUMULATED    BENEFITS     ACCUMULATED    BENEFITS
                            BENEFITS    EXCEED ASSETS   BENEFITS    EXCEED ASSETS
                          ------------- ------------- ------------- -------------
                                                (THOUSANDS)
Actuarial present value
 of benefit
 obligations:
  Accumulated benefit
   obligation, including
   vested benefits of
   $28,994 in 1993 and
   $26,202 in 1994......    $(28,469)      $(2,216)     $(26,510)      $(2,347)
                            ========       =======      ========       =======
Projected benefit
 obligation for service
 rendered to date.......    $(36,200)      $(2,216)     $(32,631)      $(2,347)
Plan assets at fair
 value, primarily
 publicly traded stocks,
 bonds, and other fixed
 income securities......      37,278                      35,018
                            --------       -------      --------       -------
Plan assets in excess of
 (or less than) the
 projected benefit
 obligation.............       1,078        (2,216)        2,387        (2,347)
Unrecognized net loss...       3,167           292         1,145            93
Unrecognized prior serv-
 ice cost...............          55           312           (73)          385
Unrecognized net
 transition (asset)
 obligation at January
 1, 1987, net of
 amortization...........      (1,981)          654        (1,706)          589
Adjustment required to
 recognize minimum
 liability..............                    (1,258)                     (1,067)
                            --------       -------      --------       -------
Prepaid pension cost
 (pension liability)
 recognized in the con-
 solidated balance
 sheet..................    $  2,319       $(2,216)     $  1,753       $(2,347)
                            ========       =======      ========       =======

  Net pension cost consisted of the following at December 31:

                                                          1992    1993    1994
                                                         ------  ------  ------
                                                             (THOUSANDS)
Service cost-benefits earned during the period.........  $1,038  $1,108  $1,495
Interest cost on the projected benefit obligation......   2,326   2,607   2,829
Actual (gains) loss on plan assets.....................  (2,028) (2,798)    360
Net amortization and deferral..........................  (1,419)   (525) (3,802)
                                                         ------  ------  ------
Total net periodic pension cost (benefit) of funded de-
 fined benefit plans...................................     (83)    392     882
Defined contribution plans.............................     505     517     435
                                                         ------  ------  ------
Total pension plan cost................................  $  422  $  909  $1,317
                                                         ======  ======  ======

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)

NOTE 7--PENSION PLANS AND OTHER BENEFIT PLANS--(CONTINUED)

  On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension." The adoption of Statement No. 106 had an immaterial effect on the Company's financial statements.

  In November 1992, the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits," that requires accrual accounting for postemployment benefits instead of recognizing an expense for those benefits when paid. The Company has complied with the new rules beginning in 1994. The adoption of the new standard has not had a material effect on the Company's financial statements.

NOTE 8--QUARTERLY OPERATING DATA (UNAUDITED)

                                                  NET   GROSS   NET   NET INCOME
                                                 SALES  PROFIT INCOME PER SHARE
                                                 ------ ------ ------ ----------
                                                   (IN MILLIONS EXCEPT FOR PER
                                                         SHARE FIGURES)
1993
First quarter................................... $ 98.0 $ 24.7 $  .9    $ .08
Second quarter..................................  112.9   30.0   4.0      .34
Third quarter...................................  113.9   30.4   3.8      .32
Fourth quarter..................................  106.8   25.2   2.4      .20
                                                 ------ ------ -----    -----
                                                 $431.6 $110.3 $11.1    $ .94
                                                 ====== ====== =====    =====
1994
First quarter................................... $109.7 $ 26.7 $  .5    $ .04
Second quarter..................................  131.8   36.4   5.0      .42
Third quarter...................................  127.9   34.5   4.5      .38
Fourth quarter..................................  133.0   33.9   3.0      .25
                                                 ------ ------ -----    -----
                                                 $502.4 $131.5 $13.0    $1.09
                                                 ====== ====== =====    =====

NOTE 9--STOCK OPTIONS

  Under the Company's 1994 Incentive Stock Option Plan ("1994 Plan"), options may be granted to eligible directors and key employees of the Company and its subsidiaries at not less than 100% of the market value of the shares on the dates of grant. No further options may be granted under the Company's 1988 Incentive Stock Option Plan ("1988 Plan").

  The 1994 Plan permits the granting of options for terms not to exceed ten years from date of grant. The options are exercisable on such terms as may be established by the Compensation Committee of the Board of Directors at the dates of grant.

  The Company is authorized, at the discretion of the Compensation Committee, to provide loans to key employees in connection with the exercise of stock options under both the 1994 Plan and the 1988 Plan. The loans are collateralized by the underlying shares of stock issued and bear interest at the applicable rates published by the IRS. At December 31, 1993 and 1994, there was a total of $2,167,000

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 9--STOCK OPTIONS--(CONTINUED)

and $2,440,000, respectively, of loans and accrued interest outstanding which are due on various dates through December 1999. The loan amounts have been deducted from shareholders' equity.

  Further information regarding the Plans is shown below. The data has been adjusted to reflect the 5% stock dividend in December 1994.

                                                   1994 PLAN        1988 PLAN
                                                ---------------- ---------------
Status at December 31, 1993
  Number of shares subject to options..........                          504,995
  Exercise price per share.....................                  $5.66 to $14.52
  Number of shares exercisable.................                          168,111
  Available for grant..........................                           69,663
                                                                 ---------------
Status at December 31, 1994
  Number of shares subject to options..........          182,800         399,935
  Exercise price per share..................... $15.00 to $17.25 $5.66 to $14.52
  Number of shares exercisable.................                          184,071
  Available for grant..........................          867,200
                                                ---------------- ---------------
  Information regarding the number of shares subject to options which were exercised during the three years ended December 31, 1994 is shown below.

  YEAR                                               SHARES      PRICE PER SHARE
  ----                                          ---------------- ---------------
  1992.........................................           95,368 $5.66 to $ 8.86
  1993.........................................          107,240 $5.66 to $ 8.77
  1994.........................................           83,774 $5.66 to $14.52
                                                ---------------- ---------------

  During 1994, options for 182,800 shares were granted at $15.00 to $17.25 per share, and options for 21,286 shares at $8.85 to $14.52 per share were cancelled or expired. At December 31, 1994, 1,449,935 shares of common stock were reserved for issuance under the Plans.

NOTE 10--SHAREHOLDERS' EQUITY

 Preferred Stock

  Shares are issuable in one or more series, and the Board of Directors has authority to fix the terms and conditions of each series.

 Employee Stock Ownership Plan

  The Company has an Employee Stock Ownership Plan (ESOP) which covers substantially all of its domestic non-union employees with at least one year of service. As of December 31, 1994, the trust was indebted to the Company in the aggregate amount of $944,000 in connection with stock purchases

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)

NOTE 10--SHAREHOLDERS' EQUITY--(CONTINUED)

made from 1982 through 1984 of which 260,415 shares with an aggregate market value of $4,167,000 as of December 31, 1994 remained unallocated to participants. These loans are repayable over the next eight to ten years with interest at prime plus 1/2 %, not to exceed 18% and the unallocated shares will be released to participants proportionately as these loans are repaid. Of the total dividends received by the ESOP on its investment in the Company's common stock, dividends on unallocated shares in the amount of $147,000 and $157,000 in 1993 and 1994, respectively, were used to service these loans. Additionally, the trust was indebted to the Company in the amount of $400,000 in connection with distributions made to terminees. The loan carries no interest and is due June 30, 1995. It is anticipated the loan will be repaid through the sale of unallocated shares.

  Shareholders' equity has been reduced by the amount of the loans and any payments made by the Company on behalf of the trust. The payments, which at December 31, 1994 totaled $153,000, are being amortized to expense over the lives of the loans.

  The amount of the Company's annual contribution to the ESOP is at the discretion of the Company's Board of Directors. For the three years 1992, 1993 and 1994 contributions were limited to amounts in excess of annual dividends, net of debt service, of the ESOP necessary to fund obligations arising in each of those years to retired and terminated employees. These amounts were $1,150,000, $1,260,000 and $1,016,000, respectively. ESOP expense, including amortization of the foregoing payments, was $1,321,000, $1,012,000 and $1,014,000 in 1992, 1993 and 1994, respectively. Allocated shares as of December 31, 1994 totaled 2,109,907 shares.

 Preferred Stock Rights

  Rights are outstanding which entitle the holder of each share of Common Stock of the Company to buy one one-hundredth of a share of Series A preferred stock at an exercise price of $51.712 per one one-hundredth of a share, subject to adjustment. The rights are not separately tradable or exercisable until a party either acquires, or makes a tender offer that would result in ownership of, at least 20% of the Company's common shares. If a person becomes the owner of at least 20% of the Company's outstanding common shares (an "Acquiring Person"), each holder of a right other than such Acquiring Person and its affiliates is entitled, upon payment of the then current exercise price per right (the "Exercise Price"), to receive shares of Common Stock (or Common Stock equivalents) having a market value of twice the Exercise Price. If the Company subsequently engages in certain mergers, business combinations or asset sales with the Acquiring Person, each holder of a right other than the Acquiring Person and its affiliates is thereafter entitled, upon payment of the Exercise Price, to receive stock of the Acquiring Person having a market value of twice the Exercise Price. At any time after any party becomes an Acquiring Person, the Board of Directors may exchange the rights (except those held by the Acquiring Person) at an exchange ratio of one common share per right. Prior to a person becoming an Acquiring Person, the rights may be redeemed at a redemption price of one cent per right, subject to adjustment. The rights are subject to amendment by the Board.

                           ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

            (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 11--SEGMENT DATA

  The Company and its subsidiaries are organized into the sporting goods and other recreational products and industrial products segments. The sporting goods and other recreational products segment is composed of the following lines of business: manufacture and sale of skis and snowboards; sale of in-line skates; manufacture and sale of athletic jackets, imprintable shirts and bowling shirts; manufacture and sale of personal flotation devices; construction of residential concrete swimming pools; manufacture and installation of swimming pool covers; manufacture and sale of full-suspension mountain bikes and accessories; and manufacture and sale of rods, reels and other fishing tackle items. The industrial products segment consists of the manufacture and sale of extruded monofilament used by the paperweaving industry and for cutting line, fishing line and sewing thread; fiberglass marine antennas, communication and navigation equipment and light poles; and laminated and coated paperboard products.

  The following segment data is presented for the three years ended December 31, 1994. "Identifiable Assets" are as of December 31.

                                        NET SALES TO
                                   UNAFFILIATED CUSTOMERS  PRETAX INCOME
                                   ----------------------- --------------
                                    1992    1993    1994   1992   1993   1994
                                   ------- ------- ------- -----  -----  -----
                                           (MILLIONS OF DOLLARS)
Sporting goods and other recre-
 ational products................    266.6   285.5   332.1  11.6   12.2   16.0
Industrial products..............    135.4   146.1   170.3  11.0   14.0   16.7
                                   ------- ------- ------- -----  -----  -----
Net sales and operating profits..    402.0   431.6   502.4  22.6   26.2   32.7
                                   ------- ------- ------- -----  -----  -----
Corporate
  Interest and other income..............................    1.0     .9     .4
  Interest expense.......................................   (6.8)  (5.8)  (7.5)
  General expense........................................   (3.9)  (4.3)  (5.3)
                                                           -----  -----  -----
Pretax income............................................   12.9   17.0   20.3
                                                           -----  -----  -----

                            IDENTIFIABLE
                               ASSETS       CAPITAL EXPENDITURES   DEPRECIATION         AMORTIZATION
                          ----------------- -------------------- -------------------  -----------------
                          1992  1993  1994   1992   1993   1994  1992   1993   1994   1992  1993  1994
                          ----- ----- ----- ------ ------ ------ -----  -----  -----  ----- ----- -----
                                                    (MILLIONS OF DOLLARS)
Sporting goods and other
 recreational products..  162.3 177.0 216.6    3.7    6.0    7.0   4.3    3.7    3.4     .8    .8    .8
Industrial products.....   64.5  66.3  74.8    3.4    2.7    4.6   4.3    4.4    4.2     .1
                          ----- ----- ----- ------ ------ ------ -----  -----  -----  ----- ----- -----
  Total segment data....  226.8 243.3 291.4    7.1    8.7   11.6   8.6    8.1    7.6     .9    .8    .8
Corporate...............    9.4  14.0  13.0                         .1     .1     .1     .1    .1    .1
                          ----- ----- ----- ------ ------ ------ -----  -----  -----  ----- ----- -----
Total Company...........  236.2 257.3 304.4    7.1    8.7   11.6   8.7    8.2    7.7    1.0    .9    .9
                          ===== ===== ===== ====== ====== ====== =====  =====  =====  ===== ===== =====
                                                                                        TOTAL SEGMENT
                            UNITED STATES         FOREIGN          ELIMINATIONS             DATA
                          ----------------- -------------------- -------------------  -----------------
                          1992  1993  1994   1992   1993   1994  1992   1993   1994   1992  1993  1994
                          ----- ----- ----- ------ ------ ------ -----  -----  -----  ----- ----- -----
                                                    (MILLIONS OF DOLLARS)
Net Sales...............  336.8 363.1 421.4   86.0   87.1   99.8 (20.8) (18.6) (18.8) 402.0 431.6 502.4
Less--intergeographic
 sales..................    5.8   7.3   8.5   15.0   11.3   10.3 (20.8) (18.6) (18.8)
                          ----- ----- ----- ------ ------ ------ -----  -----  -----  ----- ----- -----
Net sales to unaffili-
 ated customers.........  331.0 355.8 412.9   71.0   75.8   89.5                      402.0 431.6 502.4
                          ----- ----- ----- ------ ------ ------                      ----- ----- -----
Operating profit........   18.7  21.7  25.9    3.9    4.5    6.8                       22.6  26.2  32.7
                          ----- ----- ----- ------ ------ ------                      ----- ----- -----
Identifiable assets.....  189.8 208.9 241.4   37.0   34.4   50.0                      226.8 243.3 291.4
                          ----- ----- ----- ------ ------ ------                      ----- ----- -----
Capital expenditures....    5.3   7.3   9.7    1.8    1.4    1.9                        7.1   8.7  11.6
                          ----- ----- ----- ------ ------ ------                      ----- ----- -----
Depreciation............    7.3   6.9   6.4    1.3    1.2    1.2                        8.6   8.1   7.6
                          ----- ----- ----- ------ ------ ------                      ----- ----- -----
Amortization............     .9    .8    .8                                              .9    .8    .8
                          ===== ===== =====                                           ===== ===== =====

                            ANTHONY INDUSTRIES, INC.

                               DECEMBER 31, 1994

             (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1994
               AND SUBSEQUENT TO DECEMBER 31, 1994 IS UNAUDITED)


NOTE 12--SUBSEQUENT EVENTS

  The Company plans to file on or about April 27, 1995, a registration statement and prospectus in connection with an underwritten public offering of 4 million primary shares of its common stock. Management expects that the proceeds of the proposed offering will be used to reduce borrowings under the Company's $85 million three-year revolving credit line.

                              [GRAPHIC MATERIAL]

                           GRAPHIC MATERIAL SCHEDULE



     PAGE 2 CONTAINS TWO PICTURES OF K2 SKIS IN USE.

     THE INSIDE GATEFOLD CONTAINS (i) PICTURES OF A K2 SNOWBOARD, PROFLEX MOUNTAIN BIKES, A SHAKESPEARE FLY FISHING ROD AND REEL, K2 EXOTECH IN-LINE SKATES AND A DANA DESIGN BACKPACK IN USE; (ii) A PICTURE OF STEARNS RAINGEAR BEING WORN AND (iii) AN ANTHONY POOL.

     THE INSIDE BACK COVER CONTAINS A PICTURE OF SHAKEPEARE MARINE ANTENNAS ON A BOAT, INSTALLED SHAKESPEARE STREET LAMPS, SHAKEPEARE MONOFILAMENT AND SIMPLEX THERMO-PLY.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Prospectus Summary........................................................    4
Certain Investment Considerations.........................................    6
Use of Proceeds...........................................................    8
Price Range of Common Stock and
 Dividends................................................................    8
Capitalization............................................................    9
Selected Consolidated Financial Data......................................   10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   11
Business..................................................................   17
Directors and Executive Officers..........................................   29
Certain Shareholders......................................................   30
Description of Capital Stock..............................................   31
Underwriting..............................................................   34
Legal Opinions............................................................   35
Experts...................................................................   35
Index to Consolidated Financial
 Statements...............................................................  F-1


4,000,000 SHARES

ANTHONY INDUSTRIES, INC.

COMMON STOCK
($1 PAR VALUE)


[LOGO OF ANTHONY INDUSTRIES, INC.]


SALOMON BROTHERS INC

A.G. EDWARDS & SONS, INC.

SMITH BARNEY INC.


PROSPECTUS

DATED       , 1995

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered hereby other than the Underwriters' discounts.

SEC registration fee.................................................. $ 25,776
Exchange listing fees.................................................   23,670
NASD filing fee.......................................................    7,975
Accounting fees and expenses..........................................  100,000
Legal fees and expenses...............................................  250,000
Blue sky expenses and counsel fees....................................    7,500
Cost of printing......................................................   60,000
Transfer agent's fees.................................................   10,000
Miscellaneous.........................................................   65,079
                                                                       --------
  Total............................................................... $550,000*
                                                                       ========

- --------
* All amounts except the registration fee, exchange listing fees and NASD fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any person in connection with a threatened, pending or completed action, suit or proceeding in which the person is involved by reason of the fact that he or she is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that (i) the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and
(ii) with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in and not opposed to the best interests of the corporation except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines on application that, despite the adjudication of liability but in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

  Article Eighteenth of the Company's Certificate of Incorporation, as amended, provides that each person who is made or threatened to be made a party to or involved in any action by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL, as such law is now in effect or may be amended hereafter to authorize broader indemnification, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties under ERISA and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. The payment of expenses incurred in defending such action prior to the final disposition thereof is to be made by the Company, subject to any requirement under the DGCL that the indemnified person undertake to pay back the amounts so advanced if it shall be ultimately determined that such person is not entitled to indemnification under Article Eighteenth. The rights to indemnification and the payment of expenses provided by Article Eighteenth are contract rights, and individuals entitled to indemnification or compensation thereunder are expressly authorized by such Article to bring suit against the Company to enforce such rights. The provisions of Article Eighteenth are not exclusive and are in addition to any other rights which any person may at any time have under any statute, provision of the Company's Certificate of Incorporation, By-Law, agreement, vote of shareholders or disinterested directors or otherwise. The Board of Directors is authorized under Article Eighteenth to establish, in its discretion, from time to time, arrangements for funding the Company's obligations under Article Eighteenth.

  The Company maintains directors' and officers' liability insurance. In addition to covering directors and officers of the Company, such insurance also insures the Company against amounts paid by it to indemnify directors and officers.

ITEM 16. EXHIBITS

      EXHIBIT                                DESCRIPTION
      -------                                -----------
       1        Form of Underwriting Agreement between the Company and Salomon
                Brothers Inc, A.G. Edwards & Sons, Inc. and Smith Barney Inc., as
                Representatives of the Underwriters
       4        Rights Agreement dated August 10, 1989 between the Company and
                The Harris Trust Company of New York, as Rights Agent ("Rights
                Agreement''), incorporated by reference to Exhibit I to the Company's
                Registration Statement on Form 8-A dated August 21, 1989
       5        Opinion of Proskauer Rose Goetz & Mendelsohn LLP
      23.1      Consent of Ernst & Young LLP
      23.2*     Consent of Proskauer Rose Goetz & Mendelsohn LLP
      23.3      Consent of Richard M. Rodstein
      24        Power of Attorney (included on the signature page of the Registration
                Statement)


- --------
* Included in Exhibit 5.

ITEM 17. UNDERTAKINGS

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (i) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 27th day of April, 1995.

                                          ANTHONY INDUSTRIES, INC.

                                          By: /s/ B.I. Forester
                                             --------------------------------
                                              B.I. Forester
                                              Chairman of the Board
                                              and Chief Executive Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bernard I. Forester, Richard M. Rodstein and John J. Rangel, and any of them, his attorney-in-fact, with full power of substitution, for him in all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

 /s/       B.I. Forester             Director, Chairman of the      April 27, 1995
- ------------------------------------ Board and Chief Executive
           B.I. Forester             Officer (Principal Executive
                                     Officer)



 /s/       John J. Rangel            Senior Vice President--        April 27, 1995
- ------------------------------------ Finance (Principal Accounting
           John J. Rangel            Officer)



 /s/     Robert T. Anthony           Director                       April 24, 1995
- ------------------------------------
         Robert T. Anthony

 /s/    Richard L. Goldberg          Director                       April 27, 1995
- ------------------------------------
        Richard L. Goldberg

 /s/      Abraham L. Gray            Director                       April 27, 1995
- ------------------------------------
          Abraham L. Gray

 /s/       Hugh V. Hunter            Director                       April 27, 1995
- ------------------------------------
           Hugh V. Hunter

 /s/     John H. Offermans           Director                       April 27, 1995
- ------------------------------------
         John H. Offermans

 /s/       John B. Simon             Director                       April 27, 1995
- ------------------------------------
           John B. Simon

 /s/       Sol S. Weiner             Director                       April 27, 1995
- ------------------------------------
           Sol S. Weiner